Exhibit 2.1

EXECUTION COPY

PURCHASE AND SALE AGREEMENT

by and between

SEARS HOLDINGS CORPORATION

and

STANLEY BLACK & DECKER, INC.

Dated as of January 5, 2017

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-ii-

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Exhibits

Exhibit A – Form of Acquired IP License Agreement

Exhibit B – Form of Transition Services Agreement

Schedules

Schedule A – Transferred Assets

Schedule B – Excluded Assets

Schedule C – Assumed Liabilities

Schedule D – Excluded Liabilities

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of January 5, 2017, is entered into by and between Sears Holdings Corporation, a Delaware corporation (“Seller”), and Stanley Black & Decker, Inc., a Connecticut corporation (“Purchaser”). Seller and Purchaser are herein referred to individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, Seller is, directly or indirectly, including through certain of its Subsidiaries, engaged in the business of development and sales of products under, and the licensing of, the “Craftsman” brand, including the design of new products, product innovation, research and development, holding certain rights in intellectual property, procuring (through third party original equipment manufacturers) the manufacture and assembly of branded products, brand management and marketing, and the wholesale distribution of such branded products, including the retail distribution or sale of such branded products to consumers (such business, collectively, as conducted by Seller and its Subsidiaries, the “Business”);

WHEREAS, Seller, directly and indirectly through certain of its Subsidiaries, desires to sell to Purchaser and Purchaser desires to acquire certain assets and assume certain liabilities of the Business relating to development and sales of products under, and the licensing of, the “Craftsman” brand, including the design of new products, product innovation, research and development, holding certain rights in intellectual property, the manufacture and assembly of branded products, brand management and marketing, and the distribution of such branded products, and excluding (a) the retail distribution or sale of such branded products to consumers through Sears-branded (or derivatives thereof) retail stores, Kmart-branded (or derivatives thereof) retail stores and other Channels of Retail Trade (as defined in the Acquired IP License Agreement) and (b) Contracts with the Business’s original equipment manufacturers (the business of owning or operating such assets and liabilities, the “Acquired Business”);

WHEREAS, at the Closing, upon the terms and subject to the conditions of this Agreement, it is intended that (a) Seller will transfer and sell and Purchaser will purchase the Transferred Assets and (b) Purchaser will assume the Assumed Liabilities; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1    Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Accountant” means KPMG LLP; provided that if KPMG LLP is unable to serve, it shall mean an independent accounting firm of national reputation mutually acceptable to Seller and Purchaser.

“Acquired IP License Agreement” means the Acquired IP License Agreement substantially in the form attached hereto as Exhibit A, to be entered into between Purchaser and Seller at the Closing.

“Acquired Business Intellectual Property” means all Registered Intellectual Property and all other Intellectual Property of Seller and its Affiliates that is, in each case, used, held for use or otherwise exploited by the Business; provided, that Acquired Business Intellectual Property shall not include any Excluded Intellectual Property.

“Action” means any action, suit, arbitration, litigation, proceeding, complaint, charge, claim, demand or investigation.

“Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls, is controlled by or is under common control with such Person; provided that (a) no Person shall be considered an Affiliate of Seller other than Sears Holdings Corporation and its Subsidiaries and (b) no Person shall be considered an Affiliate of Sears Hometown & Outlet, Inc. other than its Subsidiaries. For purposes of this Agreement, “control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Aged Accounts Receivable” means all accounts receivable aged more than 120 days past their contractual due date.

“Assumed Liabilities” has the meaning set forth in Schedule C.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are authorized or obligated by Law or executive order to remain closed.

“Business Sellers” means those Persons set forth in Section 1.1(a) of the Seller Disclosure Letter, which schedule may be updated prior to the Closing pursuant to Section 5.1(b), and any Affiliate of Seller deemed to be a Business Seller in accordance with Section 5.1(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Marks” means any trademark comprising both one or more marks that are included in the Acquired Business Intellectual Property and one or more marks that are not included in the Acquired Business Intellectual Property.

“Confidentiality Agreement” means the confidentiality agreement, dated as of August 2, 2016, by and between Sears Holdings Corporation and Purchaser.

“Consent” means any consent, waiver, approval, notification, license, permit, Order or authorization of, or registration, declaration or filing with any Governmental Entity or any other Person.

“Contract” means any binding agreement, contract, indenture, deed of trust, note, bond, mortgage, lease, license, guarantee, purchase order or undertaking.

“Disclosure Letters” means the Purchaser Disclosure Letter and the Seller Disclosure Letter.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any trade or business, any other trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning set forth in Schedule B.

“Excluded Data” means all retail customer and end-user information and data of Seller and its Affiliates, including retail customer lists and retail customer information.

“Excluded Intellectual Property” means (a) any registered Intellectual Property or other Intellectual Property that is primarily used or primarily held for use by Seller or any of its Affiliates for any businesses or activity other than the Business); provided that, this clause (a) shall not include any registered Intellectual Property or other Intellectual Property that contains the “Craftsman” trademark (other than any Combined Marks, which shall be abandoned by both Parties), (b) any and all Intellectual Property that is under development, including any provisional patents or filed patent applications, and (c) any Excluded Data (or rights in relation thereto).

“Excluded Inventory” means any and all Inventory that is not in the current catalogue of the Business or that has not been sold to active accounts in the six months prior to the Closing Date.

“Excluded Liabilities” has the meaning set forth in Schedule D.

“Excluded Taxes” has the meaning set forth in Schedule D.

“Fundamental Representations” means (a) with respect to Seller, the representations and warranties of Seller set forth in Section 3.1 (Organization; Standing and Power), Section 3.2(a) (Authority), Section 3.2(b)(i) (No Violation of Organizational Documents), Section 3.5 (Brokers) and the last two sentences of Section 3.14(a) (Intellectual Property); and (b) with respect to Purchaser, the representations and warranties of Purchaser set forth in Section 4.1 (Organization; Standing and Power); Section 4.2(a) (Authority); Section 4.2(b)(i) (No Violation of Organizational Documents); and Section 4.6 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any court, administrative agency, commission or other governmental authority, body or instrumentality, federal, state, local, domestic or foreign governmental or regulatory authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Taxes” means any income tax measured by or imposed on the net income, profits, revenue, capital gains, or similar measure or any franchise or similar tax imposed by a state on a person’s gross or net income and/or capital for the privilege of engaging in business in that state.

“Intellectual Property” means, collectively, all intellectual property and other similar proprietary rights throughout the world, whether registered or unregistered, including all (a) patents and patent applications, including related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions, reexaminations, supplemental examinations, inter partes reviews, post grant oppositions and renewals and extensions of any of the foregoing, and the inventions and discoveries therein; (b) trademarks, service marks, trade names, brand names, logos, trade dress, domain names, social media identifiers and other source identifiers, and registrations and applications for registration of any of the foregoing, including renewals and extensions of any of the foregoing, and the goodwill of the business appurtenant thereto; (c) works of authorship, copyrights and all copyrightable works (including copyrights in software (in any form including source code and executable or object code), databases, applications, code, systems, networks, website content, documentation and related items), and all copyright registrations and applications, including all renewals and extensions of the foregoing; and (d) all trade secrets, formulae, methods, processes, protocols, specifications, know-how and other confidential and proprietary information.

“Inventory” means all work in progress, finished products, packaging and business consumables, raw materials and other materials related to the production of products.

“Knowledge” means: (a) with respect to Seller, the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 1.1(b) of the Seller Disclosure Letter; and (b) with respect to Purchaser, the actual knowledge, after reasonable inquiry, of the individuals set forth in Section 1.1(a) of the Purchaser Disclosure Letter.

“Law” means any national, federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, code, Order, arbitration award, requirement or other governmental restriction or similar form of decision or approval of, or determination by, or interpretation or administration of, any of the foregoing by, any Governmental Entity, arbitrator or mediator.

“Legacy Lifetime Warranty Products” means each product set forth on Section 5.13(a) of the Seller Disclosure Letter.

“Liability” means any obligation, commitment, liability, damage, loss, cost, expense or indebtedness of any kind, character or description, whether primary or secondary, absolute, contingent, accrued or unaccrued, known or unknown, matured or unmatured, determined or determinable, contractual or tortious or otherwise.

“Liens” means, with respect to any property or asset, all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer, or other encumbrances and zoning ordinances, variances, conditional use permits and similar regulations for the purpose of providing security, restriction or encumbrance relating to that property or asset.

“Lifetime Warranty Product” means each product set forth on Section 5.13(b) of the Seller Disclosure Letter.

“Losses” means all losses, costs, charges, expenses, obligations, Liabilities, Taxes, settlement payments, awards, judgments, fines, penalties, damages, demands, claims, assessments or deficiencies.

“Material Adverse Effect” means any event, change, development or effect that, either individually or taken together with any other event, change, development or effect has had, or is reasonably expected to have, a material adverse effect on the business, assets, financial condition or operations of the Acquired Business, taken as a whole, excluding any such change, event or effect caused by or resulting from (i) the execution, delivery, announcement or pendency of this Agreement and the transactions contemplated hereby, including the identity of Purchaser and including the loss of any employee, supplier or customer or other commercial relationship resulting therefrom (provided that this clause (i) shall not apply with respect to Section 8.2(a) insofar as it relates to Section 3.2(b)), (ii) changes in the industry in which the Acquired Business is conducted, (iii) changes in economic, market, business, regulatory or political conditions generally in any jurisdiction in which the Acquired Business operates, United States or global financial markets, including interest rates or currency exchange rates, or changes therein, (iv) changes in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (v) earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, acts of God and other force majeure events, (vi) changes in any Law or the interpretation thereof, (vii) changes in GAAP (or local equivalents in the applicable jurisdiction), including accounting and financial reporting pronouncements by the SEC, (viii) the failure to meet any internal or external revenue, earnings or other projections, forecasts or predictions (provided that this exception shall not prevent or otherwise affect a determination that any events or effects underlying a failure described in this clause (viii) has resulted in, or contributed to, a Material Adverse Effect) or (ix) any action or failure to act required or prohibited to be taken by a Party pursuant to the express terms of this Agreement or action or omission taken or omitted to be taken at the express written request of Purchaser, but in the case of clauses (ii), (iii), (iv) and (v), only to the extent any such event, change, development or effect does not have a disproportionate adverse impact on the Acquired Business relative to other similarly situated Persons in the industry in which the Acquired Business is conducted.

“Net Working Capital” means, as of any date or time, calculated in accordance with GAAP and otherwise consistent with the sample calculation of Net Working Capital set forth in Section 2.7 of the Seller Disclosure Letter, (a) the combined current assets of the Acquired Business consisting of Business Accounts Receivable (net of any customer programming, rebates, promotional discounts, co-op and disputed matters), Acquired Inventory and Acquired Prepaid Assets (but excluding Excluded Inventory and Aged Accounts Receivable) as of such date or time, minus (b) the combined current Liabilities of the Acquired Business consisting of the Assumed Advertising Accrual. For purposes of this Agreement, Net Working Capital shall exclude any Tax assets or liabilities and all other current assets and current liabilities, including accounts payable of the Acquired Business.

“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination or award issued or entered by, with, or under the supervision of, any Governmental Entity.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means any and all permits, authorizations, approvals, registrations, franchises, licenses, certificates, certifications (including engine certifications), waivers, variances or other approvals or licenses required by applicable Law.

“Permitted Liens” means the following Liens: (a) Liens disclosed on the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that (i) are not yet due or payable, (ii) are being contested in good faith and for which adequate reserves have been established in accordance with GAAP or (iii) may thereafter be paid without penalty; (c) statutory Liens of landlords, lessors or renters and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not, individually or in the aggregate, material to the Acquired Business; (f) conditional sale agreement, options or rights of first refusal or first offer; provided, however, that any item described in this paragraph (other than in clauses (b) and (c) above) is only to be considered a Permitted Lien if (A) it does not materially interfere with the ordinary conduct of the Acquired Business taken as a whole and (B) solely for purposes of Section 2.1 and the definition of “Transferred Assets”, it relates solely to an Assumed Liability.

“Person” means any individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and, in the case of any Straddle Period, the portion of such period ending on the Closing Date.

“Pre-Existing External Business” means the portion of the Acquired Business relating to sales of products or licenses to any of the Pre-Existing External Customers.

“Pre-Existing External Customers” means all external customers and licensees of the Acquired Business (whether domestic, international, industrial or otherwise) as of the Closing Date, including any Person with whom Seller or any of its Affiliates has transacted sales of products of the Acquired Business or to whom Seller or any of its Affiliates has licensed any of the Acquired Business Intellectual Property, in each case other than the SHO Group and Seller and its Affiliates.

“Purchaser Account” means the bank account(s) details for Purchaser set forth on Section 1.1(b) of the Purchaser Disclosure Letter, which account(s) may be updated by Purchaser from time to time in accordance with the provisions of Section 11.5.

“Purchaser Disclosure Letter” means the disclosure letter dated as of the date hereof and delivered by Purchaser to Seller in connection with this Agreement.

“Regulatory Law” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger, acquisition or investment, or to protect the foreign investment, national security or the national economy of any nation.

“Relating to the Acquired Business” means (as applicable) primarily relating to, or primarily used or held for use or intended for use in connection with, the operation or conduct of the Acquired Business, as conducted by Seller and its Affiliates as of immediately prior to the Closing.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Account” means the bank account(s) details for Seller set forth on Section 1.1(d) to the Seller Disclosure Letter, which account(s) may be updated by Seller from time to time in accordance with the provisions of Section 11.5.

“Seller Disclosure Letter” means the disclosure letter dated as of the date hereof and delivered by Seller to Purchaser in connection with this Agreement.

“SHO Group” means Sears Hometown and Outlet Stores, Inc. and its Affiliates.

“Specified External Customers” means the customers and licensees set forth on Section 1.1(c) of the Seller Disclosure Letter.

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (b) such first Person is a general partner or managing member.

“Tax” means any tax of any kind, including any federal, state, local and foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value-added, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other tax or assessment, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Proceeding” means any audit, examination, contest, litigation or other judicial, administrative or arbitral actions, suits or proceedings with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Transaction” means the transactions contemplated by this Agreement and the Transaction Documents.

“Transaction Documents” means each of this Agreement, the Acquired IP License Agreement, the Transition Services Agreement and any other Contract, certificate or instrument delivered pursuant to any of the foregoing.

“Transferred Assets” has the meaning set forth in Schedule A.

“Transition Services Agreement” means the Transition Services Agreement substantially in the form attached hereto as Exhibit B, to be entered into between Sears Holdings Management Corporation and Purchaser at the Closing.

Section 1.2    Other Definitions. The following terms shall have the meanings defined in the part of this Agreement indicated:

Acceleration Date	Section 2.6(d)(ii)(B)
Acquired Business	Recitals
Acquired Business Revenue	Section 2.6(d)(i)
Acquired Inventory Assets	Schedule A
Acquired Prepaid Expenses	Schedule A
Acquired Promotional Materials	Schedule A
Agreement	Preamble
Allocation	Section 7.1
Allocation Ratio	Section 5.13(e)(i)
Assigned Contracts	Schedule A
Assigned Customer Contracts	Schedule A
Assigned IP Agreements	Schedule A
Assumed Advertising Accrual	Schedule A
Assumed Liabilities	Schedule C
Assumed Warranty Liability	Section 5.13(d)(i)
Balance Sheet Date	Section 3.6(a)
Business	Recitals
Business Accounts Receivable	Schedule A
Calculating Party	Section 5.13(e)(ii)
Calculating Party Quarterly Warranty Statement	Section 5.13(a)(ii)
Closing	Section 2.3
Closing Balance Sheet	Section 2.7(b)
Closing Date	Section 2.3
Closing Payment	Section 2.1(a)
Contingent Consideration	Section 2.6(d)(iv)
Contingent Payment Objection Notice	Section 2.6(h)(i)
Contingent Payment Statement	Section 2.6(d)(v)
Contingent Payment Statement Review Period	Section 2.6(g)(i)
De Minimis Amount	Section 10.2(b)(i)
Deferred Purchase Price Payment	Section 2.1(b)
Determination Date	Section 2.7(d)
Estimated Net Working Capital	Section 2.7(a)
Excluded Assets	Schedule B
Excluded Liabilities	Schedule D
Excluded Warranty Liability	Section 5.13(d)(ii)
Final Closing Statement	Section 2.7(b)
Final Net Working Capital	Section 2.7(b)
Financial Statements	Section 3.6(a)
First Contingent Payment	Section 2.6(d)(vi)
Governmental Consents	Section 5.3(a)
Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Indemnity Cap	Section 10.2(b)(ii)
Indemnity Deductible	Section 10.2(b)(i)

IP Agreements	Section 3.14(d)
Material Contracts	Section 3.10(a)
Material Counterparties	Section 3.11
Net Sales	Section 2.6(d)(vii)
Notice of Disagreement	Section 2.7(d)
Outside Date	Section 9.1(b)(i)
Parties	Preamble
Party	Preamble
PBGC Agreement	Section 8.1(c)
Potential Contributor	Section 10.4(d)
Purchase Price	Section 2.1(b)
Purchaser	Preamble
Purchaser Designee	Section 11.6
Purchaser Indemnified Parties	Section 10.2(a)
Purchaser’s Allocation	Section 7.1
Quarterly Contingent Payment	Section 2.6(d)(ii)
Quarterly Lifetime Warranty Expense	Section 5.13(e)(iii)
Quarterly Lookback Sales Amount	Section 5.13(e)(iv)
Quarterly Measurement Period	Section 2.6(d)(iii)
Quarterly Warranty Statement	Section 5.13(e)(v)
Quarterly Warranty True-up Payment	Section 5.13(e)(vi)
Registered Intellectual Property	Section 3.14(a)
Reporting Party	Section 5.13(e)(vii)
Reporting Party Quarterly Warranty Statement	Section 5.13(a)(i)
Retained Contracts	Schedule B
Sales Data Statement	Section 3.6(b)
Seller	Preamble
Seller Indemnified Parties	Section 10.3(a)
Seller’s Allocation	Section 7.1
Shared Business Contract	Section 5.19
Specified Acquisition	Section 5.3(g)
Specified Contract	Section 3.10(d)
Termination Date	Section 9.1
Third-Party Claim	Section 10.4(a)
Transfer Taxes	Section 7.3
Transferred Assets	Schedule A
Warranty Payment Objection Notice	Section 5.13(c)(i)

Section 1.3    Interpretation; Absence of Presumption. (a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts, or the items so included, or other items, are or are not material, and neither Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement.

(b)    For purposes of this Agreement, (i) the words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) references in this Agreement to Articles, Sections or Attachments, Exhibits or Schedules shall be to an Article, Section or Attachment, Exhibit, or Schedule of or to this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs, unless otherwise specified or the context otherwise requires; (iii) the terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (iv) the term “dollars” and the symbol “$” shall mean United States dollars or the equivalent in any other currency; (v) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (vi) all pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require; (vii) all references to any period of days (without explicit reference to “Business Days”) shall be deemed to be to the relevant number of calendar days unless otherwise specified, and, if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day; (viii) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) the word “or” shall not be exclusive; (x) references to “written” or “in writing” include in electronic form; (xi) the phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement; (xii) except as otherwise specifically provided in this Agreement, any agreement defined or referred to herein means such agreement, as from time to time amended, supplemented or modified, including (A) by waiver or consent and (B) all attachments thereto and instruments incorporated therein; and (xiii) unless the context otherwise requires, references to any Person include references to such Person’s successors and permitted assigns.

(c)    This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 1.4    Headings. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and shall not be deemed to affect the meaning or interpretation of this Agreement.

Section 1.5    Schedules and Exhibits. The Schedules and Exhibits to this Agreement are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the Parties thereto, shall constitute a document independent of this Agreement.

ARTICLE II

SALE AND PURCHASE

Section 2.1    Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, and shall cause the other Business Sellers to, sell, convey, assign, transfer and deliver to Purchaser or the applicable Purchaser Designee(s) all the

Transferred Assets free and clear of all Liens other than Permitted Liens, and Purchaser shall, or shall cause the applicable Purchaser Designee(s) to, purchase, acquire and accept the Transferred Assets from the Business Sellers in exchange for:

(a)    at the Closing, the payment by Purchaser to Seller of an amount in immediately available funds equal to $525,000,000 (the “Closing Payment”) plus the amount of Estimated Net Working Capital;

(b)    on the third anniversary of the Closing Date, the payment by Purchaser to Seller of an amount in immediately available funds equal to $250,000,000 (the “Deferred Purchase Price Payment” and, together with the Closing Payment, the “Purchase Price”);

(c)    the assumption by Purchaser or the applicable Purchaser Designee(s) as of the Closing of the Assumed Liabilities; and

(d)    following the Closing, the payment by Purchaser of the Contingent Consideration, in accordance with the terms of Section 2.6.

Section 2.2    Assumed Liabilities. Subject to the terms and conditions of this Agreement, from and after the Closing, Purchaser shall, or shall cause the applicable Purchaser Designee(s) to, assume and be liable for, pay, perform and discharge as and when due, the Assumed Liabilities.

Section 2.3    Date and Place of Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 9:00 a.m., New York time, on the date that is the third Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 2.4    Closing Actions. At the Closing:

(a)    Purchaser shall:

(i)    pay to Seller, by wire transfer of immediately available funds to the account(s) specified in writing by Seller delivered to Purchaser at least two Business Days prior to the Closing, an aggregate amount equal to the Closing Payment;

(ii)    deliver to Seller bills of sale, certificates of title and other instruments of assignment and transfer (in form and substance mutually agreed between the Parties but as shall be consistent with the terms and conditions of this Agreement) as may be reasonably necessary to vest in Purchaser or the applicable Purchaser Designee(s) all of the Business Sellers’ right, title and interest in and to the Transferred Assets, duly executed by Purchaser or the applicable Purchaser Designee(s);

(iii)    deliver to Seller instruments evidencing the assumption by Purchaser or the applicable Purchaser Designee(s) of the Assumed Liabilities (in form and substance mutually agreed between the Parties but as shall be consistent with the terms and conditions of this Agreement), duly executed by Purchaser or the applicable Purchaser Designee(s);

(iv)    deliver to Seller the certificate contemplated by Section 8.3(c);

(v)    provide to Seller a counterpart of the Transition Services Agreement, duly executed by Purchaser; and

(vi)    provide to Seller a counterpart of the Acquired IP License Agreement, duly executed by Purchaser.

(b)    Seller shall:

(i)    deliver to Purchaser bills of sale, certificates of title and other instruments of assignment and transfer as may be reasonably necessary to vest in Purchaser or the applicable Purchaser Designee(s) all of the Business Sellers’ right, title and interest in and to the Transferred Assets, duly executed by Seller or the applicable Business Seller;

(ii)    deliver to Purchaser the certificate contemplated by Section 8.2(c);

(iii)    provide to Purchaser a counterpart of the Transition Services Agreement, duly executed by all parties thereto other than Purchaser; and

(iv)    provide to Purchaser a counterpart of the Acquired IP License Agreement, duly executed by all parties thereto other than Purchaser.

Section 2.5    Deferred Purchase Price Payment. On the third anniversary of the Closing Date, Purchaser shall pay to Seller, by wire transfer of immediately available funds to the account(s) specified in writing by Seller delivered to Purchaser at least two Business Days prior to the third anniversary of the Closing Date, an aggregate amount equal to the Deferred Purchase Price Payment. The Deferred Purchase Price Payment shall be absolute and unconditional and made without set-off, counterclaim or any deduction of any kind.

Section 2.6    Contingent Purchase Price Payment.

(a)    Not later than 30 days following the first through 11th Quarterly Measurement Periods, Purchaser shall deliver to Seller a Contingent Payment Statement for each such period.

(b)    Not later than 30 days following the 12th Quarterly Measurement Period, Purchaser shall pay to Seller, by wire transfer of immediately available funds to the Seller Account, an aggregate amount equal to the First Contingent Payment (if any) and, without regard to whether the First Contingent Payment is payable, deliver to Seller a Contingent Payment Statement for such period.

(c)    From and after the completion of the 12th Quarterly Measurement Period until the completion of the 60th Quarterly Measurement Period, not later than 30 days following each Quarterly Measurement Period, Purchaser shall pay to Seller, by wire transfer of immediately available funds to the Seller Account, an aggregate amount equal to the Quarterly Contingent Payment (if any) and, without regard to whether any Quarterly Contingent Payment is payable, deliver to Seller a Contingent Payment Statement for such period. Purchaser shall have the right to set-off the First Contingent Payment or any Quarterly Contingent Payment to the extent of any amounts agreed between the Parties, or otherwise determined by an Order or arbitration award, as being due to Purchaser or its Affiliates from Seller or its Affiliates under any Transaction Agreement; provided, however, that if Seller or any of its Affiliates, as applicable, is in a bankruptcy proceeding, such right to set-off shall apply without regard to the foregoing requirement that amounts are agreed or otherwise subject to an Order or arbitration award.

(d)    For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “Acquired Business Revenue” means the aggregate world-wide Net Sales of Purchaser and its Affiliates (or any successor entities thereof which operate the Acquired Business), on a consolidated basis, in a specified period, from sales of products, merchandise or parts (excluding parts used in services repair and any labor costs associated therewith), in each case branded with the Acquired Business Intellectual Property set forth on Section 2.6(d)(i) of the Seller Disclosure Letter, including licensing or royalty revenues generated from such products, merchandise or parts, but excluding, in each case, Net Sales of Purchaser and its Affiliates (or any successor entities thereof which operate the Acquired Business), including licensing or royalty revenues, attributable to the Specified External Customers, which amounts shall be measured on a basis consistent with the methodology used in the preparation of the audited financial statements of Purchaser.

(ii)    “Quarterly Contingent Payment” means an amount equal to the product of:

(A)    the aggregate Acquired Business Revenue for a specified Quarterly Measurement Period; and

(B)    (I) prior to such date as any covenants under the Authorized Vendor Agreement between Ace Hardware Corporation, Ace Hardware International Holdings, Ltd. and Sears Brands Management Corporation, dated as of February 22, 2010, as amended, restricting the ability of Purchaser or any of its Affiliates to sell or resell any products branded with the Acquired Business Intellectual Property to any other Person shall terminate in full (without possibility of reinstatement under the terms of such Contract) and be of no further force or effect (such date, the “Acceleration Date ”), for the portion of any such Quarterly Measurement Period that includes:

(x) calendar years 2017, 2018, 2019 and 2020, 0.025;

(y) calendar years 2021 and 2022 and the month of January 2023, 0.030; and

(z) from and after February 1, 2023, 0.035; and

(II)    after the Acceleration Date, 0.035.

(iii)     “Quarterly Measurement Period” means each one-quarter period commencing with the first day of Purchaser’s first fiscal quarter following the Closing. By way of illustration, if the Closing shall occur on March 15, 2017, then the first Quarterly Measurement Period would commence on April 3, 2017.

(iv)    “Contingent Consideration” means, collectively, the First Contingent Payment and each Quarterly Contingent Payment.

(v)    “Contingent Payment Statement” means a written statement setting forth in reasonable detail (such that Seller is able to verify the underlying data, including all components of the relevant calculations as set forth in this Agreement) its calculation of the amount of the relevant Contingent Consideration for the relevant Quarterly Measurement Period.

(vi)    “First Contingent Payment” means an amount equal to the product of (A) the applicable percentage determined pursuant to Section 2.6(d)(ii)(B) above and (B) the aggregate Acquired Business Revenue for the first twelve full Quarterly Measurement Periods following the Closing Date.

(vii)    “Net Sales” means, for any specified period, as calculated in accordance with GAAP and consistent with Purchaser’s (or its Affiliate’s) historical audited and quarterly financial statements prior to the date hereof, (x) in the case of products, merchandise or parts sold by Purchaser and its Affiliates, the aggregate amount of gross sales from shipments of products, merchandise or parts billed to trade customers in such period, in each case calculated at the gross invoice price therefor, less (A) all invoice discounts, (B) the cost of outbound sales freight, (C) customer discounts and allowances not included on invoices, (D) co-op advertising funds paid to customers where customers are not required to provide proof of performance or fair value assessment, and (E) contractual fines payable to customers for failure to meet delivery commitments and (y) in the case of products, merchandise and parts sold by third parties under licenses from Purchaser, the actual royalty revenue received by Purchaser pursuant to such license.

(e)    Purchaser Efforts. From and after the Closing and until the completion of the final Quarterly Measurement Period, Purchaser shall and shall cause its Affiliates to (i) use commercially reasonable efforts to operate the Acquired Business in the ordinary course, including with respect to development, marketing, distribution and servicing of the products of the Acquired Business and (ii) maintain separate records for the Acquired Business to the extent required for calculation of the Contingent Consideration in accordance with Section 2.6(g) to enable the accurate preparation of the Contingent Payment Statements. Purchaser’s goal with respect to the Acquired Business is to achieve approximately $100 million of annual revenue growth for the next several years; provided that, notwithstanding the foregoing, in no event shall Purchaser or any of its Affiliates have any Liability to Seller or any of its Affiliates as a result of any failure to achieve such target goal in any respect, and Seller shall not rely on such target goal for any purpose.

(f)    Monitoring of the Acquired Business.

(i)    From the Closing Date until the date on which the amount of an applicable Contingent Consideration payment has been finally determined pursuant to this Section 2.6, Purchaser shall, and shall cause its Affiliates to, provide Seller and its officers, directors, Affiliates, employees and representatives, upon reasonable notice, reasonable access during normal business hours to the books and records of Purchaser and its Affiliates, and to the officers, directors, employees and representatives of Purchaser and its Affiliates, including Purchaser’s auditors and their work papers, in each case for purposes of confirming Purchaser’s compliance with its obligations relating to the Contingent Consideration under this Agreement.

(ii)    At any time prior to the final determination of the amount of Contingent Consideration pursuant to this Section 2.6, upon Seller’s reasonable request, Purchaser shall make available to Seller and its (and its Affiliates’) employees, agents, advisors, accountants or other representatives, upon reasonable notice, reasonable access during normal business hours to such information as may reasonably be requested by such Persons for the purposes of verifying the information (including the Purchaser’s calculations) set forth in any Contingent Payment Statement.

(g)    Contingent Payment Statement.

(i)    Irrespective of whether the Contingent Payment Statement provides that Purchaser has calculated that Contingent Consideration is payable in accordance with this Agreement, or that no Contingent Consideration is so payable, Seller shall have 45 calendar days after receipt of the Contingent Payment Statement (the “Contingent Payment Statement Review Period”) to review it.

(ii)    If Seller wishes to object to any aspect of the Contingent Payment Statement, the provisions of Section 2.6(h) shall apply with respect to such objection.

(iii)    Review Period. During the Contingent Payment Statement Review Period, Purchaser agrees that Seller and its Affiliates’ employees, agents, advisors, accountants or other representatives, shall be provided promptly, upon reasonable notice, reasonable access during normal business hours to the accountants, representatives, information and records of Purchaser and its respective Affiliates (including the right to take copies thereof) as may be requested by Seller for purposes of the verification any amounts or calculations set forth in any Contingent Payment Statement.

(h)    Objections; Dispute Resolution.

(i)    Prior to the expiration of the Contingent Payment Statement Review Period, Seller may object to Purchaser’s determination(s) or calculations set forth in the applicable Contingent Payment Statement, including, in each case, any component thereof, or any other calculation or determination or amount of detail provided therein, by delivering (in each case) a written notice of objection to Purchaser (each such notice, a “Contingent Payment Objection Notice”). Any Contingent Payment Objection Notice shall state, in reasonable detail, the basis for such objection, the Contingent Payment Statement to which the Contingent Payment Objection Notice relates, as well as the amount(s) and calculation(s) in dispute.

(ii)    If Seller fails to deliver a Contingent Payment Objection Notice to Purchaser prior to the expiration of the applicable Contingent Payment Statement Review Period, then the calculations set forth in the relevant Contingent Payment Statement shall be final and binding on the Parties. In the case of the determination of the amount of the Contingent Consideration for any applicable review period, if Seller fails to deliver a Contingent Payment Objection Notice in respect of such period as aforesaid, the Purchaser Contingent Consideration Amount in respect of such period shall be deemed to be the finally determined amount of the Contingent Consideration in respect of such period for all purposes under this Agreement.

(iii)    If Seller timely delivers a Contingent Payment Objection Notice in respect of one or more Contingent Payment Statements, Purchaser and Seller shall negotiate in good faith to resolve the relevant disputed items.

(iv)    If Seller and Purchaser are unable to reach agreement within 30 days after the date of delivery of a Contingent Payment Objection Notice (or any longer period that may be agreed between them to continue such discussions), all unresolved disputed items related to that Contingent Payment Objection Notice shall be promptly submitted for resolution to the Accountant.

(v)    The Accountant shall act as an arbitrator to determine, based solely on information provided to it by Seller or Purchaser, and not by independent review, and without shifting the burden of proof to either Purchaser or Seller, only those unresolved items that are specified in the Contingent Payment Objection Notice and shall be limited to those adjustments, if any, required to be made to the relevant Contingent Payment Statement to comply with the provisions of this Agreement. The Accountant shall, within 60 days after submission to it of the dispute, determine and report to Seller and Purchaser upon such remaining disputed items or calculations, and such report shall be final and binding on the Parties.

(vi)    The final determination of the Accountant shall fall within the range of values assigned to such items in dispute between the Parties. Seller and Purchaser shall make reasonably available to the Accountant all relevant books, records and other supporting information required to determine the amount of the Contingent Consideration (and any element of the calculation thereof), and any other items reasonably requested by the Accountant. The fees and disbursements of the Accountant shall be borne equally by Seller and Purchaser.

(vii)    If the amount of Contingent Consideration payable under this Agreement, as finally determined in accordance with this Section 2.6 (whether by agreement between the Parties or by determination of the Accountant), is greater than the applicable Contingent Consideration amount originally determined by Purchaser, or greater than zero if Purchaser asserted in the Contingent Payment Statement that no Contingent Consideration would be payable, Purchaser shall pay to Seller an amount (in cash) equal to the applicable Contingent Consideration as determined by the Accountant (or, if payment of the applicable Contingent Consideration has already been made, the excess of such amount over the Contingent Consideration amount), as soon as reasonably practicable and in any event within five Business Days of the final determination of the amount of the applicable Contingent Consideration by the Accountant in accordance with this Section 2.6(h).

(i)    Subsequent Transactions. In the event of any sale or other transfer by Purchaser (by asset sale, equity sale or otherwise, in each case with a purchase price in excess of $10,000,000), prior to the completion of the sixtieth Quarterly Measurement Period, of any business or assets branded with the Acquired Business Intellectual Property set forth on Section 2.6(d)(i) to any Person or Persons (other than any Affiliate of Purchaser), Purchaser shall obtain the commitment of such Person or Persons to take ownership of such business or assets subject to the obligations set forth in this Section 2.6.

Section 2.7    Working Capital Adjustment.

(a)    Estimated Net Working Capital Adjustment. Not later than three (3) Business Days prior to the Closing, Seller shall deliver to Purchaser a written closing statement setting forth a good faith estimate of the Net Working Capital of the Acquired Business as of the Closing (the “Estimated Net Working Capital”). A sample calculation of the Net Working Capital is set forth in Section 2.7 of the Seller Disclosure Letter. The Estimated Net Working Capital shall be determined in good faith and in accordance with GAAP on a basis otherwise consistent with the preparation of the Financial Statements. The effective time of the Closing for the purposes of calculating the Estimated Net Working Capital and the Final Net Working Capital (and for no other purposes) shall be 11:59 p.m. (New York time) on the day of Closing. The calculation of the Estimated Net Working Capital and the Final Net Working Capital shall be in accordance with GAAP and otherwise use the same methodology as used in the sample calculation of the Net Working Capital as set forth on Section 2.7 of the Seller Disclosure Letter.

(b)    Final Closing Statement. As soon as reasonably practicable following the Closing Date, and in any event within 30 calendar days thereafter, Purchaser shall deliver to Seller a written statement (the “Final Closing Statement”) consisting of (i) a balance sheet of the Acquired Business as of the Closing (the “Closing Balance Sheet”) and (ii) a calculation of the Net Working Capital of the Acquired Business as of the Closing, as derived from the Closing Balance Sheet and otherwise in accordance herewith (the “Final Net Working Capital”). Any amounts determined to be due pursuant to the Final Closing Statement shall be paid to either Seller or Purchaser, as applicable, pursuant to Section 2.7(e). The Final Closing Statement shall be prepared in accordance with GAAP on a basis consistent with the preparation of the Financial Statements and shall use the same methodology as used in the sample calculation of the Net Working Capital as set forth on Section 2.7 of the Seller Disclosure Letter.

(c)    Information. Without limiting the rights of Seller under this Agreement or any other Transaction Document, after the Closing Date, Purchaser will provide to Seller and its representatives, including its independent accounting firm, reasonable access during normal business hours to the offices, properties and books and records of the Acquired Business and Purchaser and the officers, directors, employees, agents, representatives, auditor, accountants and counsel of the Acquired Business and Purchaser, in each case, to the extent reasonably related to the evaluation of the Closing Balance Sheet and any audits or other accounting-related work related to the time period prior to the Closing Date, as well as the calculation of the Final Net Working Capital.

(d)    Disputes. If Seller disagrees with any amount set forth on the Final Closing Statement or any element of the Closing Balance Sheet relevant thereto, Seller shall notify Purchaser of such disagreement in writing within 30 days after its receipt of the Final Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement (“Notice of Disagreement”). If Seller does not provide a Notice of Disagreement within such 30-day period, Seller shall be deemed to have accepted the Final Closing Statement delivered by Purchaser, which shall be final, binding and conclusive for all purposes hereunder. If any such Notice of Disagreement is timely provided within such 30-day period by Seller, Purchaser and Seller shall negotiate in good faith for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the amounts set forth on the Final Closing Statement and identified in the Notice of Disagreement. If, at the end of such period, Purchaser and Seller are unable to resolve such disagreements, then the Accountant shall resolve any remaining disagreements. The Accountant shall determine, as promptly as practicable, but in any event within 30 days after the date on which such dispute is referred to the Accountant, based solely on written submissions provided by Purchaser and Seller to the Accountant within 10 days following the Accountant’s selection, whether the Closing Balance Sheet was prepared pursuant to the standards set forth in Section 2.7(b) and (only with respect to the matters in dispute submitted to the Accountant) whether and to what extent (if any) the determination of the Final Net Working Capital requires adjustment. The responsibility for payment of the fees and expenses of the Accountant shall be determined based upon the relative extent to which the positions of Seller and Purchaser are upheld by the Accountant. The determination of the Accountant shall be final, conclusive and binding on the Parties. The date on which the Final Closing Statement is finally determined in accordance with this Section 2.7(d) is referred to as the “Determination Date.”

(e)    Payments. Any amounts determined to be due and owing to Seller from Purchaser or to Purchaser from Seller pursuant to this Section 2.7 shall be paid by the relevant Party to the other Party, as applicable, by wire transfer of immediately available funds to the account(s) specified in writing by the relevant payee, as applicable, within five Business Days after the applicable Determination Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser on the date hereof and as of the Closing (or as of such other date as may be expressly provided in any representation or warranty) as follows (it being understood that each representation and warranty contained in this Article III is subject to (a) the exceptions and disclosures set forth in the section or subsection of the Seller Disclosure Letter corresponding to the particular section or subsection in this Article III in which each such representation and warranty appears, and (b) any exceptions or disclosures disclosed in any other section or subsection of the Seller Disclosure Letter to the extent that it is reasonably apparent, from the face of such disclosure, that the disclosure matter, document or item relates to other representations or warranties or the matters covered thereby):

Section 3.1    Organization; Standing and Power. Seller and each Business Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and (in its own capacity or through its relevant Affiliates) has all requisite power and authority to conduct the Acquired Business as currently conducted, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2    Authority; No Violation. (a) Seller (and each of its applicable Affiliates) has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and the other Transaction Documents and to consummate the Transaction, and the other transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents has (or, with respect to any applicable Affiliate of Seller, will as of the Closing have) been duly authorized by all necessary action on the part of Seller and each of its applicable Affiliates. Seller (and each of its applicable Affiliates) has, or, as applicable, will have as of the Closing, duly executed and delivered each Transaction Document to be executed and delivered by it, and assuming due authorization, execution and delivery by Purchaser (to the extent applicable), each such Transaction Document will constitute a valid, legal and binding obligation, enforceable against Seller (or its applicable Affiliate) in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)    The execution and delivery of this Agreement and the other Transaction Documents by Seller (or its applicable Affiliates), and the consummation of the Transaction and the other transactions contemplated hereby and thereby, does not and would not (with the lapse of time or the giving of notice, or both):

(i)    contravene, conflict with or result in a violation of any of the provisions of the organizational documents of Seller or any such Affiliate;

(ii)    contravene, conflict with or result in a violation of any applicable Law or Order;

(iii)    (A) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract or Permit to which Seller or any such applicable Affiliate is a party or which is applicable to the Acquired Business or (B) give any Person the right to: (1) declare a default or exercise any remedy under any such Contract or Permit; (2) accelerate the maturity or performance of any such Contract or Permit; or (3) cancel, terminate or modify any such Contract or Permit; or

(iv)    result in the imposition of any Lien on any Transferred Assets, except Liens voluntarily created by Purchaser or any of its Affiliates and Permitted Liens,

except, in the case of clause (ii), (iii) or (iv), where such conflict, violation, default or imposition would not be, individually or in the aggregate, material to the Acquired Business.

Section 3.3    Consents and Approvals. No Consent of a Governmental Entity is required to be obtained or made in connection with the execution and delivery of this Agreement or the other Transaction Documents or the performance of the obligations under this Agreement or the other Transaction Documents, or the consummation of the Transaction or the other transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) any such notices, approvals, reports, consents, registrations, Permits or other authorizations or filings that, if not obtained or made, would not be, individually or in the aggregate, material to the Acquired Business.

Section 3.4    Litigation. Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no Actions pending or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates with respect to or affecting the Acquired Business, the Transferred Assets, the Transaction or the other transactions contemplated hereby or by the other Transaction Documents. There are no Orders pending or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates or to which Seller or any of its Affiliates is otherwise a party relating to this Agreement or any other Transaction Document or the Transaction that would prevent, or materially impair or materially delay the ability of, Seller or any of its Affiliates to perform their respective obligations under the Transaction.

Section 3.5    Brokers. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the Transaction or the other transactions contemplated hereby or by the other Transaction Documents, and no Person is or will be entitled to any fee or commission or like payment in respect thereof, other than any broker, finder or financial advisor whose fee, commission or like payment will be paid solely by Seller or any of its Affiliates.

Section 3.6    Financial Statements.

(a)    Section 3.6(a) of the Seller Disclosure Letter sets forth (i) the audited statements of, respectively, income, cash flows and divisional equity of the Business, in each case for the fiscal years ended February 1, 2014, January 31, 2015, and January 30, 2016, and (ii) the audited balance sheet of the Business as of January 30, 2016 (the “Balance Sheet Date”) (together with any notes thereto, the “Financial Statements”). The Financial Statements have been derived from the books and records of Seller and its Affiliates. The Financial Statements have been prepared in accordance with GAAP on a materially consistent basis (except as may be noted therein) and present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein; provided that the Financial Statements are qualified in their entirety by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts which would have resulted from arm’s length transactions or which the Business would incur on a standalone basis.

(b)    Section 3.6(b) of the Seller Disclosure Letter sets forth a statement of total sales of the Acquired Business to each of the customers and licensees set forth on Section 3.6(b) of the Seller Disclosure Letter for each of the fiscal years ended February 1, 2014, January 31, 2015, and January 30, 2016 (the “Sales Data Statement”). The Sales Data Statement is accurate in all material respects, has been derived from the books and records of Seller and its Affiliates and has been prepared in accordance with GAAP on a materially consistent basis (except as may be noted therein).

Section 3.7    No Undisclosed Liabilities. The Acquired Business does not have any Liabilities that would be required under GAAP to be reflected on a balance sheet or the notes thereto with respect to the Acquired Business, except for those Liabilities (a) fully and adequately reserved against in the Financial Statements, (b) arising in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) that are Excluded Liabilities, (d) that will be discharged or paid off prior to or at the Closing or (e) that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.8    Absence of Certain Developments. Since the Balance Sheet Date, (a) except as expressly contemplated by the Transaction Documents, Seller and its Affiliates have conducted the Acquired Business in all material respects in the ordinary course of business consistent with past practice and (b) there has been no Material Adverse Effect.

Section 3.9    Title to Assets. Subject to Section 5.10, Seller or its applicable Affiliate has, and will convey and assign to Purchaser or the applicable Purchaser Designee(s), good, marketable and valid title to the material assets composing the Acquired Business, free and clear of all material Liens, other than Permitted Liens.

Section 3.10    Material Contracts. (a) Section 3.10(a) of the Seller Disclosure Letter sets forth a true and complete list of the Contracts with any party other than (x) Seller and its Affiliates or (y) except with respect to clauses (iii) and (iv) below, any original equipment manufacturer or supplier to the Business, that are (in each case) primarily related to the Acquired

Business (provided, with respect to clause (i) below, solely to the extent relating to an Assigned Contract and, with respect to clauses (iii) and (iv) below, including with respect to any Contract with original equipment manufacturers or suppliers to the Business that relates to the Acquired Business) and that provide for any of the following, in each case, which are in effect as of the date hereof (such Contracts, together with any Contract which, had it been entered into prior to the date hereof, would have been required to be listed on Section 3.10(a) of the Seller Disclosure Letter, the “Material Contracts”):

(i)    any covenant expressly prohibiting or materially restricting the ability of Seller or any of its Affiliates to conduct the Acquired Business, limiting or purporting to limit Seller or any of its Affiliates, or which following the Closing would limit or purport to limit Purchaser or any of its Affiliates, in each case, from engaging in any material line of business or competing in any material respect with any Person in any geographic area or during any period of time, providing for any exclusivity obligations, granting any exclusive rights to products or services, obligating the Acquired Business or any counterparty to purchase or obtain a minimum or specified amount (other than where such amount is less than $5,000,000 (or equivalent) per annum) of any product or service, or granting any right of first refusal, right of first offer or similar right with respect to any material assets of the Acquired Business;

(ii)    any annual payment or annual receipt of royalties or similar payments of more than $5,000,000 in the aggregate;

(iii)    annual payments or consideration furnished (A) to the Acquired Business in excess of $5,000,000 or (B) by the Business in excess of $50,000,000, in each case, in the 12-month period ended September 30, 2016;

(iv)    any Contract with any of the Material Counterparties (other than Seller and its Affiliates or the SHO Group) providing for annual payments or consideration in excess of $1,000,000;

(v)    any grant of a right or license (A) by a third party in favor of Seller or any of its Affiliates to Acquired Business Intellectual Property, or (B) by Seller or any of its Affiliates in favor of any third party to Acquired Business Intellectual Property, in each case under a Contract involving annual payments in excess of $5,000,000; and

(vi)    any material joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses of payments based on revenues or profits of the Acquired Business.

(b)    Each Material Contract is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of Seller or its Affiliates (or any of them) which is a party thereto and, to the Knowledge of Seller, of the other parties thereto, except where such failures to be valid, binding, enforceable or in full force and effect would not be, individually or in the aggregate, material to the Acquired Business, taken as a whole, and subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law). None of Seller or any of its Affiliates is in material breach or default of any Material Contract and, to the Knowledge of Seller, no other party to any Material Contract is in material breach or default thereof. No event, circumstance or condition has occurred that, to the Knowledge of Seller, with the lapse of time or the giving of notice, or both, would constitute a material breach or default of any Material Contract by Seller or any of its Affiliates, or any other party thereunder.

(c)    As of the date of this Agreement, none of Seller or any of its Affiliates has received, since June 30, 2016, any written notice of the intention of any Person to terminate any Material Contract.

(d)    As of the date of this Agreement, (i) Section 3.10(d) of the Seller Disclosure Letter sets forth a true and accurate copy of the relevant portions of the Contract relating to exclusivity in Mexico between the counterparty named therein and certain Affiliates of Seller named therein (the “Specified Contract”) and (ii) the counterparty under the Specified Contract has failed to meet the volume commitments under the Specified Contract set forth therein.

Section 3.11    Customers and Suppliers . Section 3.11 of the Seller Disclosure Letter sets forth a true and complete list of the (a) five largest customers of the Acquired Business and (b) five largest suppliers of the Business, as measured by the dollar amount of purchases thereby or therefrom (respectively), for the 12-month period ended September 30, 2016 (such customers and suppliers, the “Material Counterparties”). As of the date of this Agreement, since the Balance Sheet Date, no Material Counterparty has given written notice of (i) termination under the Contract governing such customer or supply arrangement pursuant to the terms thereof or (ii) its intent to materially modify its relationship with the Acquired Business or the Business, as applicable.

Section 3.12    Compliance with Legal Requirements; Permits. (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect, Seller and its Affiliates are, and since January 1, 2015 have been, in compliance with all Laws applicable to the operation of the Acquired Business or the Transferred Assets. Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2015, neither Seller nor any of its relevant Affiliates has received any written notice of or been charged with a violation of or Liability under any such Laws related to or affecting the Acquired Business or the Transferred Assets.

(b)    Seller and its Affiliates have all material Permits which are required for the operation of the Acquired Business as presently conducted, and all such material Permits are in full force and effect in all material respects. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither Seller nor any of its Affiliates is in default or violation, and no event has occurred which, with the lapse of time or the giving of notice, or both, would constitute a default or violation of any term, condition or provision of any such Permit. Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2015, none of the Permits has been challenged or revoked and, to the Knowledge of Seller, no written statement of intention to challenge, revoke or fail to renew any such Permit has been received by Seller.

Section 3.13    Taxes. There are no material Liens for Taxes that are due and payable on any of the Transferred Assets other than Permitted Liens. It is agreed and understood that no representation or warranty is made by Seller in respect of Tax matters other than the representations and warranties set forth in this Section 3.13.

Section 3.14    Intellectual Property. (a) Section 3.14(a) of the Seller Disclosure Letter sets forth an accurate and complete list, as at the date of this Agreement, of all active registrations, patents, copyrights, trademarks and trademark applications and domain names included in the Acquired Business Intellectual Property (“Registered Intellectual Property”), including, where applicable, (i) the name of the registrant of record and the current owner, (ii) the registration, issuance and application numbers, (iii) the jurisdictions in which each such item of Acquired Business Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed (and, with respect to domain names, the relevant domain name registrar and paid-until date). Seller or its Affiliates are the sole and exclusive owner of all material Registered Intellectual Property. To the Knowledge of Seller, as of the date of this Agreement, all material Registered Intellectual Property is subsisting, valid and enforceable, and in full force and effect.

(b)    (i) To the Knowledge of Seller, the Business is not materially infringing, misappropriating, diluting or violating any Intellectual Property of any Person. Neither Seller nor any of its Affiliates has received any written notice during the one-year period immediately prior to the date of this Agreement, alleging that Seller or such Affiliate of Seller is infringing, misappropriating, diluting or violating any Intellectual Property of any Person in connection with the Business, and, to the Knowledge of Seller, no such claims are threatened. No material Action alleging infringement, misappropriation, dilution or violation of any Intellectual Property in connection with the Business is pending against Seller or any of its Affiliates and, to the Knowledge of Seller, no such material Actions are threatened.

(ii)    there is no written claim by any third party against Seller or any of its Affiliates contesting the validity, enforceability or ownership of any of the Acquired Business Intellectual Property and, to the Knowledge of Seller, no such claims are threatened.

(iii)    To the Knowledge of Seller, the Acquired Business Intellectual Property has not been infringed upon or misappropriated by any third party during the three-year period immediately prior to the date of this Agreement.

(c)    Other than under an appropriate non-disclosure agreement or other contractual provision relating to confidentiality and non-disclosure, Seller and its Affiliates have (i) taken commercially reasonable measures to maintain the confidentiality of all material trade secrets and other proprietary or confidential information relating to the Acquired Business Intellectual Property and (ii) required all current and former employees, consultants and contractors who have contributed to the creation, invention or improvement of any material Acquired Business Intellectual Property to assign to Seller or its Affiliates, as applicable, in writing all of their rights therein.

(d)    (i) Section 3.14(d)(i) of the Seller Disclosure Letter sets forth a true and complete list as of the date hereof of all Contracts (other than Contracts with original equipment manufacturers or suppliers to the Business) pursuant to which any Acquired Business Intellectual Property that is material to the Acquired Business is licensed to Seller or its Affiliates from a third party or licensed from Seller or its Affiliates to a third party (excluding (A) generally commercially available, off-the-shelf software programs, (B) Contracts entered into with employees, contractors, consultants in the ordinary course of business, (C) non-disclosure and confidentiality agreements and (D) customary limited licenses granted to secured lenders) (collectively, the “IP Agreements”). The execution and delivery of this Agreement by Seller and the consummation by Seller of the Transaction will not result in the breach of, or create on behalf of any third party the right to terminate or modify any such IP Agreement, except where such breach would not be material to the Acquired Business.

(ii)    There are no IP Agreements that grant an exclusive right or license of Acquired Business Intellectual Property to any third party.

(e)    Seller and its Affiliates, with respect to the Acquired Business, have collected, stored and processed personal information in accordance in all material respects with applicable data protection and privacy Laws. To the Knowledge of Seller, neither Seller nor any of its Affiliates has, in connection with the operation of the Acquired Business, received a written notice or complaint stating that it is or has been required by Law to provide any notices to data owners in connection with a disclosure of personal information or other non-public information, nor has Seller or any of its Affiliates provided any such notice.

(f)    The information technology systems of Seller and its Affiliates, including computer hardware, software, networks and security controls, are adequate in all material respects for the operation of the Acquired Business as presently conducted. To the Knowledge of Seller, during the three-year period immediately prior to the date of this Agreement, such information technology systems have not suffered any external or internal attack (including virus, worm and denial of service attacks) materially compromising the security of the Acquired Business or any material failure.

(g)    The Acquired Business Intellectual Property constitutes all of the Intellectual Property rights necessary to operate the Acquired Business immediately following the Closing, in all material respects, in substantially the manner conducted immediately prior to the Closing.

Section 3.15    Insurance. Seller maintains insurance coverage with respect to the Acquired Business in such amounts and covering such material risks as are consistent with customary industry practice. Seller has paid all premiums due and has otherwise performed all of its obligations under each applicable insurance policy with respect to the operations or assets of the Acquired Business.

Section 3.16    Product and Services Warranties. With respect to any express warranty as to products sold by the Acquired Business, there is no written notice, claim or inquiry pending or, to the Knowledge of Seller, threatened alleging any material breach of any such warranty, other than (i) individual warranty claims incurred in the ordinary course of business consistent with past practice or (ii) as would not be, individually or in the aggregate, material to the Acquired Business.

Section 3.17    No Other Representations or Warranties; No Reliance. (a) Except for the representations and warranties contained in this Agreement or in any other Transaction Document, none of Seller or any other Person on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to Seller, its Affiliates, the Acquired Business, or any of their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their representatives by or on behalf of Seller. None of Seller or any other Person or entity on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Seller, its Affiliates or the Acquired Business, whether or not included in any management presentation. Notwithstanding anything to the contrary in this Agreement, none of Seller or any other Person or entity on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to the Excluded Assets or the Excluded Liabilities.

(b)    Seller, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in this Agreement or in any other Transaction Document, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Seller and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Seller or its Affiliates or any of their representatives by or on behalf of Purchaser. Seller acknowledges and agrees, on behalf of itself and its Affiliates, that neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Seller and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Seller or its Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Affiliates, whether or not included in any management presentation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller on the date hereof and as of the Closing (or as of such other date as may be expressly provided in any representation or warranty) as follows (it being understood that each representation and warranty contained in this Article IV is subject to (a) the exceptions and disclosures set forth in the section or subsection of the Purchaser Disclosure Letter corresponding to the particular section or subsection in this Article IV in which such representation and warranty appears, and (b) any exceptions or disclosures disclosed in any other section or subsection of the Purchaser Disclosure Letter, to the extent that it is reasonably apparent, from the face of such disclosure, that the disclosure matter, document or item relates to other representations or warranties or the matters covered thereby):

Section 4.1    Organization; Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Connecticut, with all requisite power and authority to conduct its business as currently conducted, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transaction. Purchaser is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties or assets make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the Transaction.

Section 4.2    Authority; No Violation. (a) Purchaser has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and the other Transaction Documents and to consummate the Transaction and the other transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Transaction Documents has been duly authorized by all necessary action on the part of Purchaser. Purchaser has (or, as applicable, will have as of Closing) duly executed and delivered each Transaction Document to be executed and delivered by it, and assuming due authorization, execution and delivery by Seller, each such Transaction Document will constitute a valid, legal and binding obligation, enforceable against Purchaser in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)    The execution and delivery of this Agreement and the other Transaction Documents by Purchaser, and the consummation of the Transaction and the other transactions contemplated hereby and thereby, does not and will not (with the lapse of time or the giving of notice, or both):

(i)    contravene, conflict with or result in a violation of any of the provisions of the organizational documents of Purchaser;

(ii)    contravene, conflict with or result in a violation of any applicable Law or Order;

(iii)    (A) contravene, conflict with or result in a violation or breach of, or result in a default under, any material provision of any material Contract or Permit to which Purchaser is a party or (B) give any Person the right to: (1) declare a default or exercise any remedy under any such Contract or Permit; (2) accelerate the maturity or performance of any such Contract or Permit; or (3) cancel, terminate or modify any such Contract or Permit, except, in the case of clauses (ii) or (iii), where such conflict, violation, default or imposition would not have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transaction.

Section 4.3    Consents and Approvals. No Consent of a Governmental Entity is required to be obtained or made in connection with the execution and delivery of this Agreement or the other Transaction Documents or the performance of the obligations under this Agreement or the other Transaction Documents, or the consummation of the Transaction or the other transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) any such notices, approvals, reports, consents, registrations, Permits or other authorizations or filings that, if not obtained or made, would not have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transaction.

Section 4.4    Financial Capability. In no event shall the receipt or availability of any funds or financing by Purchaser or any Affiliate or any other financing or other transactions be a condition to any of Purchaser’s obligations hereunder. Purchaser has, and will have available to it at the Closing, the financial capability and cash on hand (or, as of the date hereof, access to cash on hand through existing credit facilities or otherwise) necessary and sufficient to complete the Transaction and to pay all fees and expenses of or payable by Purchaser, and any other amounts required to be paid by it in connection with the consummation of the Transaction.

Section 4.5    Litigation. There are no (a) material Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser or (b) outstanding material Orders pending or, to the Knowledge of Purchaser, threatened against Purchaser, in each case that would prevent or materially impair or delay the ability of Purchaser to perform its obligations hereunder.

Section 4.6    Brokers. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the Transaction or the other transactions contemplated hereby or by the other Transaction Documents and no Person is or will be entitled to any fee or commission or like payment in respect thereof, other than any broker, finder or financial advisor whose fee, commission or like payment will be paid solely by Purchaser.

Section 4.7    Inspection; Seller Representations. Purchaser acknowledges that it has made its own assessment of the present condition and the future prospects of the Acquired Business, and is sufficiently experienced to make an informed judgment with respect thereto. Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that neither Seller nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Acquired Business or its profitability for Purchaser, or with respect to any forecasts, projections or business plans prepared by or on behalf of Seller or its Affiliates and delivered to Purchaser for review of the Acquired Business or the negotiation and execution of this Agreement. Except as otherwise expressly set forth in this Agreement, Purchaser acknowledges that the Transferred Assets will be furnished “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND, IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY FOR ANY PURPOSE.

Section 4.8    No Other Representations or Warranties. (a) Except for the representations and warranties contained in this Agreement or in any other Transaction Document, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Seller, its Affiliates or any of their representatives by or on behalf of Purchaser. Neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Seller, its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Affiliates, whether or not included in any management presentation.

(b)    Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that, except for the representations and warranties contained in this Agreement or in any other Transaction Document, neither Seller nor any other Person or entity on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to Seller, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates, or any of their representatives by or on behalf of Seller. Purchaser acknowledges and agrees, on behalf of itself and its Affiliates, that neither Seller nor any other Person or entity on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or its Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Seller or its Affiliates, whether or not included in any management presentation.

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business. From the date of this Agreement through the earlier of the Closing or the Termination Date, except as otherwise contemplated by this Agreement or the other Transaction Documents, required by Law or disclosed in Section 5.1 of the Seller Disclosure Letter, Seller shall, and shall cause its applicable Affiliates to (x) conduct, and cause to be conducted, the Acquired Business in all material respects in the ordinary course of business consistent with past practice and (y) to the extent consistent with the foregoing, use its and their respective commercially reasonable efforts to preserve intact in all material respects the relationships of the Acquired Business with material Governmental Entities, customers, suppliers, licensors, licensees, and others having significant business dealings with the Acquired Business. In addition (and without limiting the generality of the foregoing): except (I) as required by Law, (II) as contemplated in this Agreement or the other Transaction Documents or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed or (III) as disclosed in Section 5.1 of the Seller Disclosure Letter, Seller shall, and shall cause its applicable Affiliates to, solely, in each case, to the extent relating to, or affecting, the Acquired Business, refrain from:

(i)    (A) amending the terms of, waiving any material rights under, failing to use reasonable efforts to enforce, terminating, knowingly violating the terms of, or entering into, any Material Contract; (B) varying any Inventory practices in a manner inconsistent with the ordinary course of business consistent with past practice; or (C) failing to maintain Inventory levels and amounts consistent with the ordinary course of business consistent with past practice;

(ii)    selling, pledging, disposing of, granting, transferring, leasing, licensing, guaranteeing, granting any Lien (other than a Permitted Lien) on or authorizing the sale, pledge, disposition, grant, transfer, lease, license, guarantee or grant of any Lien (other than a Permitted Lien) of or on any asset, property or right that is a material Transferred Asset (excluding the Acquired Business Intellectual Property, provision for which is made in Section 5.1(iv)), other than (A) any sale of Inventory or obsolete equipment or (B) in the ordinary course of business consistent with past practice;

(iii)    acquiring (including by merger, consolidation or acquisition of stock or assets) any interest in any Person or any division thereof or any assets that are material Transferred Assets, other than Inventory in the ordinary course of business consistent with past practice;

(iv)    transferring ownership, or granting any license or other rights, to any Person of or in respect of any Acquired Business Intellectual Property, other than grants of non-exclusive licenses pursuant to license agreements in the ordinary course of business consistent with past practice;

(v)    abandoning, allowing to lapse or failing to maintain any material Acquired Business Intellectual Property, except in the ordinary course of business consistent with past practice;

(vi)    commencing any actions or proceedings for, or adopting any plan for, voluntary winding-up, dissolution, liquidation, restructuring, recapitalization or other reorganization;

(vii)    canceling, compromising, failing to exercise, waiving or releasing any material right or claim or any material series of related rights or claims;

(viii)    entering into any settlement (A) arising out of or relating to the Acquired Business Intellectual Property, (B) pursuant to which Purchaser or any of its Affiliates would be obligated to make any monetary payments following the Closing or (C) that would otherwise reasonably be expected to be, individually or in the aggregate, material to the Acquired Business following the Closing, including any such settlement that would materially limit the ability of Purchaser to conduct the Acquired Business following the Closing in any geography or in any other material respect; or

(ix)    agreeing to or authorizing, or committing to agree to or authorize (in writing or otherwise), any of the actions set forth in clauses (i) through (viii) above.

(b)    Nothing in this Section 5.1 shall prohibit Seller or any Business Seller from transferring any Transferred Asset or Assumed Liability to an Affiliate prior to the Closing, so long as Section 5.1(b) of the Seller Disclosure Letter setting forth the Business Sellers is updated prior to the Closing to reflect such transfer. Any Affiliate of Seller that, as of immediately prior to the Closing, holds any Transferred Asset or is responsible for any Assumed Liability, shall in each case be deemed to be a Business Seller hereunder.

Section 5.2    Access. From the date hereof until the earlier of the Closing or the Termination Date, Seller shall, and shall cause its Affiliates to, provide Purchaser and its officers, directors, Affiliates, employees and representatives, upon reasonable notice, reasonable access during normal business hours to the books and records of or relating to the Acquired Business and to the officers, directors, employees and representatives of Seller relating to the Acquired Business; provided, however, that Seller and any Affiliate may withhold any document or information to the extent Seller believes in good faith, after consultation with counsel, that disclosure of such document or information would: (i) unreasonably interfere with the operation of the Acquired Business or Seller’s or any of its Affiliates’ other businesses; (ii) cause a violation of any agreement with a third party to which Seller, any of its Affiliates or the Acquired Business is a party, including any confidentiality agreement; (iii) jeopardize the attorney-client privilege of such party; (iv) contravene any Laws; or (v) in the case of personnel records, where the disclosure of such document or information could subject Seller or its Subsidiaries to risk of Liability (provided, in each case of clauses (ii), (iv) and (v), that Seller and its Affiliates will use commercially reasonable efforts to provide such documents or information in a manner that does not violate such Law or third-party agreement or give rise to the risk of Liability). Purchaser acknowledges and agrees that any information provided to it or any of its officers, directors, Affiliates, employees and representatives pursuant to this Section 5.2 is subject to the confidentiality obligations set forth in the Confidentiality Agreement. If any of the information or material furnished pursuant to this Section 5.2 includes material or information subject to the attorney-client privilege or attorney work-product doctrine or any other applicable privilege concerning pending or threatened Actions or governmental investigations, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the Parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information, nor its continued protection under the attorney-client protection, attorney work-product doctrine, or other applicable privilege, and shall remain entitled to such protection under those privileges, this Agreement, and the joint defense doctrine.

Section 5.3    Efforts. (a) Each of the Parties agrees to use its respective reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable, including: (i) the obtaining of all necessary actions or nonactions, licenses, permits, orders, notifications, clearances, waivers, authorizations, expirations or terminations of waiting periods, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an Order, approval or waiver from, or to avoid any action, injunction or proceeding by, any Governmental Entity, including in connection with any Regulatory Law (all of the foregoing, collectively, the “Governmental Consents”); (ii) the defending of any Actions challenging this Agreement or the consummation of the transactions contemplated hereby; and (iii) the execution and delivery of any additional instruments necessary to consummate this Agreement and the transactions contemplated hereby.

(b)    Subject to the terms and conditions herein provided and without limiting the foregoing, Purchaser and Seller agree: (i) to make or cause to be made an appropriate filing under the HSR Act as promptly as advisable after the date of this Agreement; (ii) to make or cause to be made, as promptly as advisable, comparable notification filings, forms and submissions required under other Regulatory Laws with the Governmental Entities identified in Section 5.3(b) of the Seller Disclosure Letter; and (iii) to cooperate with each other in (A) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any other Governmental Entities (including any non-U.S. jurisdiction in which the Acquired Business operates) or third parties in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (and under the other Transaction Documents) and (B) to the extent not made prior to the date of this Agreement or otherwise, making, or causing to be made, as promptly as advisable, all such applications and filings and seeking all such actions or nonactions, licenses, permits, orders, clearances, waivers, authorizations, expirations or terminations of waiting periods, notifications, consents and approvals. Purchaser and Seller shall coordinate with respect to the overall strategy relating to Regulatory Laws, including with respect to any filings, notifications, submissions and communications with or to any Governmental Entity. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Entity, including by complying at the earliest reasonably practicable date with any request under or with respect to the HSR Act filing, any other Governmental Consent, or any inquiry by any Governmental Entity, and any such other applicable Laws for additional information, documents or other materials received by Seller or Purchaser or any of their respective Subsidiaries from any Governmental Entity regarding any matter with respect to the transactions contemplated by this Agreement under any Regulatory Law. In furtherance and not in limitation of the foregoing, each of Purchaser and Seller shall, and shall cause its respective Affiliates to, cooperate in good faith with all Governmental Entities and use its reasonable efforts to complete lawfully the Transaction as soon as practicable (but in any event prior to the Outside Date) and avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transaction; provided that notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Parties acknowledge and agree that Purchaser’s obligations under Section 5.3(a) and this Section 5.3(b) shall in no event constitute an obligation of Purchaser to proffer, consent and/or agree to (x) any Order or other agreement providing for the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Acquired Business or Purchaser’s business, (y) effect the disposition, licensing or holding separate of assets or lines of business of the Acquired Business or Purchaser’s business or to take any other behavioral remedy requested by the Governmental Entities or (z) any prohibition of or limitation on Purchaser’s ownership (or any limitation that would affect its operation) of or ability to effectively control any portion of the Acquired Business or of Purchaser’s business, in each case if such sale, license, disposition, hold separate arrangement, behavioral remedy or other prohibition or limitation would be material to the Acquired Business, taken as a whole, or to Purchaser’s tool business. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Parties further acknowledge and agree that neither Party nor any of its respective Affiliates shall be required to agree to any divestiture, hold separate arrangement or other disposition or behavioral remedy unless such divestiture, arrangement, disposition or behavioral remedy is conditioned on the Closing. Neither Seller nor any of its Affiliates shall make any offer, acceptance or counter-offer to or otherwise engage in negotiations with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy, except as specifically agreed with Purchaser.

(c)    Seller and Purchaser shall use their respective reasonable efforts and shall reasonably cooperate with each other to obtain any Consents required from third parties in connection with the consummation of the Transaction pursuant to the Transaction Documents; provided, however, that, notwithstanding anything to the contrary in this Agreement, under no circumstances shall any of Seller, Purchaser or any of their respective Affiliates be required to make any expenditure, incur any Liability or give any commitment to any Person in connection with obtaining any such Consent.

(d)    Whether or not the Transaction is consummated, each of Purchaser and Seller shall be responsible for all of its respective fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Agreement.

(e)    Further, and without limiting the generality of the rest of this Section 5.3, each of the Parties shall cooperate, as promptly as practicable, in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall, subject to applicable Law, promptly (i) furnish to the other such necessary information and reasonable assistance as the other Parties may request in connection with the foregoing; (ii) inform the other Parties of any substantive communication from, with or to any Governmental Entity or any third party regarding any of the transactions contemplated by this Agreement; and (iii) provide counsel for the other Parties with copies of all filings made by such Party, and all written correspondence between such Party (and its advisors) with any Governmental Entity or any third party, and any other information supplied by such Party and such Party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity or any third party in connection with the transactions contemplated by this Agreement; provided, however, that materials may be provided on an outside counsel-only basis, and/or may be redacted (A) to remove references concerning competitively sensitive information and the valuation of the Acquired Business and the transactions contemplated hereby and (B) as necessary to comply with contractual arrangements. Each Party shall, subject to applicable Law, permit counsel for the other Parties to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed written communication, draft filing, correspondence or submission to any Governmental Entity in connection with the transactions contemplated by this Agreement. The Parties agree not to participate, or to permit any of their Subsidiaries to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.

(f)    Any information provided to Purchaser or its representatives in accordance with this Section 5.3 or otherwise pursuant to this Agreement shall be held by Purchaser and its representatives in accordance with, and shall be subject to, the confidentiality obligations set forth in the Confidentiality Agreement.

(g)    During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, Purchaser shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, by purchasing a material portion of the assets of or equity in, by acquiring a material interest in a joint venture with, or by licensing any rights from, any person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Purchaser to procure, any Governmental Consents necessary to consummate the Transaction, or (B) materially increase the risk of any Governmental Entity entering an Order, ruling, judgment or injunction (whether preliminary, temporary or permanent) prohibiting the consummation of the Transaction.

Section 5.4    Further Assurances. Seller and Purchaser agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver (and will cause their respective Affiliates to execute and deliver) such further instruments of conveyance and transfer and take (and cause their respective Affiliates to take) such other action as may be necessary to carry out the purposes and intents of this Agreement and the other Transaction Documents. In furtherance of the foregoing, in the event that, at any time or from time to time after the Closing, Seller or any of its Affiliates shall possess any asset, property, claim or right that is allocated to Purchaser pursuant to this Agreement or any Transaction Document or Purchaser or any of its Affiliates shall possess any asset, property, claim or right that is allocated to Seller pursuant to this Agreement or any Transaction Document, in each case, subject to Section 5.10, Seller or such Affiliate or Purchaser or such Affiliate, as applicable, shall promptly transfer, or cause to be transferred, such asset, property, claim or right to Purchaser or one of its Affiliates or Seller or one of its Affiliates, as applicable, and Purchaser or Seller, as applicable, shall (or shall cause its respective applicable Affiliate to) accept such asset, property, claim or right.

Section 5.5    Confidentiality.

(a)    The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)    For a period of five years after the Closing Date, Seller will, and will cause its Affiliates and their respective directors, officers, employees and other representatives to, keep confidential and not disclose to any Person, any non-public, confidential or proprietary information in its possession relating to the Acquired Business in accordance with the terms and conditions of the Confidentiality Agreement as if such information had been disclosed by Purchaser as Information (as defined in the Confidentiality Agreement) and subject to the same qualifications, limitations and exceptions set forth in the Confidentiality Agreement. Notwithstanding anything to the contrary in the Confidentiality Agreement or the prior sentence, it is agreed that nothing shall prohibit Seller or any of its Affiliates from complying with its obligations under the Securities Act, the Exchange Act and any other periodic reporting regime to which Seller or any of its Affiliates is subject, in each case, without the requirement that Seller or its applicable Affiliate comply with paragraph 3 of the Confidentiality Agreement or otherwise obtain the approval of Purchaser to make any such disclosure.

Section 5.6    Public Announcements. Except as required by Law or the rules of any securities exchange, each of Seller and Purchaser will consult with the other and obtain the consent of the other (which consent shall not be unreasonably conditioned, withheld or delayed) before issuing any press releases or any public statements with respect to this Agreement and the transactions contemplated by this Agreement; provided that, in the event a Party believes in good faith that any such press release or public statement is required by Law or the rules of any securities exchange, the Party proposing to issue such press release or public statement will use commercially reasonable efforts to consult in good faith with the other Party and, to the extent legally permissible and practicable, shall allow such other Party reasonable time to review such press release or public statement and reasonably take any proposed comments into account prior to issuing such press release or public statement.

Section 5.7    Insurance. Purchaser acknowledges that from and after the Closing, none of Purchaser nor any of its Affiliates shall have access to any insurance policies of Seller or any of its Affiliates or any of their respective self-insurance programs, regardless of whether such policies were applicable to the Acquired Business prior to the Closing.

Section 5.8    Litigation Support. In the event and for so long as either Party is prosecuting, contesting or defending any Action by a third party in connection with (a) any transactions contemplated under this Agreement, or (b) any activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction in connection with or arising from the Acquired Business, the other Party shall, and shall cause its Subsidiaries and Affiliates (and its and their officers and employees) to, reasonably cooperate in such prosecution, contest or defenses, including by providing reasonable access to its personnel, any witnesses and its books and records, in each case as shall be reasonably necessary in connection with such prosecution, contest or defense.

Section 5.9    Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1), the Parties understand and agree that nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the Acquired Business’ operations prior to the Closing.

Section 5.10    Third-Party Consents. This Agreement shall not constitute an agreement to assign or transfer any of the Transferred Assets if an attempted assignment or transfer thereof (a) is prohibited by applicable Law, or (b) without the Consent of, or granting or issuance of any license, order, waiver, permit, action or non-action, including expiration or termination of applicable waiting periods, by, any third party or Governmental Entity, would (i) constitute a breach of applicable Law, or constitute a breach or violation under any Contract, or trigger any right of termination, recapture, right of first refusal or any option under any Contract, (ii) be reasonably likely to subject any Party or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, or (iii) be reasonably likely to make such assignment or transfer void or voidable, and such Consent is not obtained, or such granting or issuance of such license, order, waiver or permit is not forthcoming, at or before the Closing. If the Closing occurs and either of the circumstances described in clauses (a) or (b) of the preceding sentence exists, then (x) Purchaser shall not be deemed to assume any Assumed Liabilities or obligations under or with respect to such Transferred Asset until such time as such Transferred Asset is properly assigned or transferred (except to the extent provided in clause (z) below), (y) for a period of 18 months following the Closing, the Parties shall, and shall cause their respective Affiliates to use commercially reasonable efforts (including cooperating with each other) to obtain such Consents and satisfy such other requirements as may be necessary to complete any such assignments or transfers as soon as reasonably practicable and (z) until the earlier of 18 months following the Closing and when such Consent is obtained, Seller will, and will cause its Affiliates to, cooperate with Purchaser in good faith without further consideration in an arrangement reasonably acceptable to Purchaser intended to both (A) provide Purchaser with the benefit of any such Transferred Assets in a manner to place Purchaser in a substantially similar position as if such Transferred Asset had been assigned or transferred to Purchaser or the applicable Purchaser Designee(s) at the Closing and (B) cause Purchaser or the applicable Purchaser Designee(s) to bear all Assumed Liabilities arising out of any such Transferred Assets. Notwithstanding the foregoing, in no event shall Seller or Purchaser (or any of their respective Affiliates) be obligated to pay any money (other than a de minimis amount) to any Person or to otherwise offer or grant other financial or other accommodations to any Person in connection with obtaining any such Consent.

Section 5.11    Transaction Documents. At the Closing, Purchaser and Seller shall each enter into, execute and deliver to each other (and cause each of their respective Affiliates to do so) each of the Transaction Documents to which it is a party that have not been so executed and delivered prior to such time.

Section 5.12    PBGC Matters. During the period from the date hereof through earlier of the Closing Date and the date this Agreement is terminated pursuant to Section 9.1, Seller and its Affiliates shall use reasonable efforts to satisfy the condition set forth in Section 8.1(c), and Seller shall keep Purchaser reasonably informed regarding any developments in connection therewith. This Section 5.12 is the sole provision in this Agreement with respect to the required efforts to satisfy the condition set forth in Section 8.1(c). In furtherance of, and not limitation of the previous sentence, Section 5.3 shall not apply to any consent required to be obtained from PBGC (or any amendment, supplement, modification or waiver required to be entered into with respect to any agreement to which PBGC is a party) in connection with this Agreement or the Transaction. Notwithstanding anything to the contrary in this Agreement, in no event shall Seller or any of its Affiliates be obligated to pay any money to, or at the direction of, the PBGC in connection with obtaining Consent therefrom.

Section 5.13    Warranty Claims.

(a)    Quarterly Warranty Statements and Payments.

(i)    From and after the Closing, not later than 30 days following the completion of each fiscal quarter of the Reporting Party, the Reporting Party shall deliver to the Calculating Party a statement detailing its Quarterly Lifetime Warranty Expense and Quarterly Lookback Sales Amount (such statement, the “Reporting Party Quarterly Warranty Statement”).

(ii)    From and after the Closing, not later than the later of 30 days following (A) the completion of each fiscal quarter of the Calculating Party and (B) the receipt of the Reporting Party Quarterly Warranty Statement, the Calculating Party shall deliver to the Reporting Party a statement detailing its Quarterly Lifetime Warranty Expense, Quarterly Lookback Sales Amount and, using such information and the information from the Reporting Party Quarterly Warranty Statement, the amount of the Quarterly Warranty True-Up Payment due to either Purchaser or Seller in accordance with Section 5.13(a)(iii), together with reasonable supporting calculations therefor (such statement, the “Calculating Party Quarterly Warranty Statement”).

(iii)    If the Calculating Party Quarterly Warranty Statement provides that Purchaser is required to make a Quarterly Warranty True-up Payment to Seller, Purchaser shall pay the amount equal to the Quarterly Warranty True-up Payment to Seller at the Seller Account within five Business Days of delivery of the Calculating Party Quarterly Warranty Statement to the Reporting Party.

(iv)    If the Calculating Party Quarterly Warranty Statement provides that Seller is required to make a Quarterly Warranty True-up Payment to Purchaser, Seller shall pay the amount equal to the Quarterly Warranty True-up Payment to Purchaser at the Purchaser Account within five Business Days of delivery of the Calculating Party Quarterly Warranty Statement to the Reporting Party.

(b)    Review and Audit of Quarterly Statements.

(i)    From the Closing Date, each Party shall, and shall cause its respective Affiliates to, provide to the other Party and its respective officers, directors, Affiliates, employees and representatives, upon reasonable notice, reasonable access during normal business hours to the books and records of such first Party and its Affiliates, and to the officers, directors, employees and representatives of such first Party and its Affiliates, including its auditors and their work papers, in each case for purposes of confirming such first Party’s compliance with its obligations under this Section 5.13, including with respect to verifying the information (including the calculations) set forth in any Quarterly Warranty Statement. Each Party shall cooperate in good faith with the other party to take into account any comments such other Party may provide with respect to a Quarterly Warranty Statement and to revise such statement as the Party providing such Quarterly Warranty Statement determines appropriate based on such comments.

(c)    Objections; Dispute Resolution.

(i)    Once each fiscal year, Seller and Purchaser shall each have the right to object to the other Party’s determination(s) or calculations set forth in one or more applicable Quarterly Warranty Statements for the prior four quarters, including, in each case, any component thereof, or any other calculation or determination or amount of detail provided therein, by delivering (in each case) a written notice of objection to the other Party (each such notice, a “Warranty Payment Objection Notice”). Any Warranty Payment Objection Notice shall state, in reasonable detail, the basis for such objection, the Quarterly Warranty Statement(s) to which the Warranty Payment Objection Notice relates, as well as the amount(s) and calculation(s) in dispute.

(ii)    If a Party does not deliver a Warranty Payment Objection Notice to the other Party in a fiscal year, then the calculations set forth in the relevant Quarterly Warranty Statements shall be final and binding on the Parties

(iii)    If either Party timely delivers a Warranty Payment Objection Notice in respect of one or more Quarterly Warranty Statements, Purchaser and Seller shall negotiate in good faith to resolve the relevant disputed items.

(iv)    If Seller and Purchaser are unable to reach agreement within 30 days after the date of delivery of a Warranty Payment Objection Notice (or any longer period that may be agreed between them to continue such discussions), all unresolved disputed items related to that Warranty Payment Objection Notice shall be promptly submitted for resolution to the Accountant.

(v)    The Accountant shall act as an arbitrator to determine, based solely on information provided to it by Seller or Purchaser, and not by independent review, and without shifting the burden of proof to either Purchaser or Seller, only those unresolved items that are specified in the Warranty Payment Objection Notice and shall be limited to those adjustments, if any, required to be made to the relevant Quarterly Warranty Statement to comply with the provisions of this Agreement. The Accountant shall, within 60 days after submission to it of the dispute, determine and report to Seller and Purchaser upon such remaining disputed items or calculations, and such report shall be final and binding on the Parties.

(vi)    The final determination of the Accountant shall fall within the range of values assigned to such items in dispute between the Parties. Seller and Purchaser shall make reasonably available to the Accountant all relevant books, records and other supporting information required to determine the amounts set forth the relevant Quarterly Warranty Statement (and any element of the calculation thereof), and any other items reasonably requested by the Accountant. The fees and disbursements of the Accountant shall be borne equally by Seller and Purchaser.

(vii)    If the amount of one or more Quarterly Warranty True-Up Payments payable under this Agreement, as finally determined in accordance with this Section 5.13(c) (whether by agreement between the Parties or by determination of the Accountant), is greater than or less than the applicable Quarterly Warranty True-Up Payment amount originally determined by Seller, than the Party that has underpaid shall pay the other Party the additional amounts required as soon as reasonably practicable and in any event within five Business Days of the final determination of the amount of the applicable amounts by the Accountant in accordance with this Section 5.13(c).

(d)    Additional Warranty Liabilities.

(i)    In addition to Purchaser’s obligations with respect to any applicable Quarterly Warranty True-Up Payments, Purchaser shall also be obligated to pay all warranty claims and liabilities arising out of any products manufactured or sold by Purchaser following the Closing that are not Lifetime Warranty Products (collectively, the “Assumed Warranty Liability”).

(ii)    In addition to Seller’s obligations with respect to any applicable Quarterly Warranty True-Up Payments, Seller shall also be obligated to pay all warranty claims and liabilities arising out of (x) any Legacy Lifetime Warranty Products or (y) any products manufactured or sold by Seller and its Affiliates prior to, on or following the Closing that are not Lifetime Warranty Products (collectively, the “Excluded Warranty Liability”).

(e)    For purposes of this Agreement, the following terms shall have the following meanings:

(i)    “Allocation Ratio” means, for a given quarter, the ratio, expressed as a decimal (to four decimal places), of (A) Seller’s Quarterly Lookback Sales Amount to (B) the sum of (x) Seller’s Quarterly Lookback Sales Amount for such quarter and (y) Purchaser’s Quarterly Lookback Sales Amount for such quarter.

(ii)    “Calculating Party” means (A) from and after the Closing Date until (and including) the first fiscal quarter in which the Allocation Ratio is determined to be less than 0.5000, Seller and (B) thereafter, Purchaser.

(iii)    “Quarterly Lifetime Warranty Expense” means, for a specified fiscal quarter, an amount equal to the aggregate expense incurred by Purchaser or Seller (including, without duplication, in the case of Seller, the SHO Group) and their respective Affiliates, as applicable, in respect of the repair or replacement of Lifetime Warranty Products (other than any recall thereof, which is the subject of Section 5.13(g)), such amount to be determined in accordance with GAAP and Seller’s or Purchaser’s, as applicable, quarterly and annual financial statements,

(iv)    “Quarterly Lookback Sales Amount” means, for a specified fiscal quarter, an amount equal to the aggregate net sales by Purchaser or Seller and their respective Affiliates, as applicable, of Lifetime Warranty Products for the eight immediately preceding fiscal quarters, such amount to be determined in accordance with GAAP and Seller’s or Purchaser’s, as applicable, quarterly and annual financial statements.

(v)    “Quarterly Warranty Statement” means the Calculating Party Quarterly Warranty Statement or Reporting Party Quarterly Warranty Statement, or both such statements, as applicable.

(vi)    “Quarterly Warranty True-Up Payment” means, for a specified quarter, (A) if the product of (x) the aggregate Quarterly Lifetime Warranty Expense for such quarter of both Seller and Purchaser and (y) the Allocation Ratio is greater than Seller’s Quarterly Lifetime Warranty Expense for such quarter, an amount equal to (I) such product minus (II) Seller’s Quarterly Lifetime Warranty Expense for such quarter, which difference shall be paid by Seller to Purchaser pursuant to Section 5.13(a)(iii) or (B) if the product of (x) the aggregate Quarterly Lifetime Warranty Expense for such quarter of both Seller and Purchaser and (y) the Allocation Ratio is less than Seller’s Quarterly Lifetime Warranty Expense for such quarter, an amount equal to (I) Seller’s Quarterly Lifetime Warranty Expense for such quarter minus (II) such product, which difference shall be paid by Purchaser to Seller pursuant to Section 5.13(a)(iv).

(vii)    “Reporting Party” means, for any given fiscal quarter, the Party that is not the Calculating Party with respect to such fiscal quarter.

(f)    Reporting of Warranty Claims. With respect to any Retained Contract (i) under which any Person has the right to make any return, repair, warranty or similar claim and (ii) which directs any such Person (or directs the counterparty thereto to direct any such Person) to a domain name or website designated by Seller or one of its Affiliates that constitutes Acquired Business Intellectual Property, Seller shall (or shall cause its applicable Affiliate to), as promptly as practicable after the Closing Date, designate a domain name or website for such claims that does not constitute Acquired Business Intellectual Property.

(g)    Recalls. Notwithstanding anything in this Section 5.13 or this Agreement to the contrary, each Party shall (i) be solely responsible for any costs, expenses or other Liabilities arising out of any recalls of any products manufactured or sold by such Party and its Affiliates, whether prior to, on or following the Closing and (ii) promptly reimburse the other Party if such other Party incurs and costs, expenses or other Liabilities arising out of a recall of products manufactured or sold by such first Party or its Affiliates. Each Party shall notify the other as promptly as practicable of any information that comes to its attention relating to any possible action and/or decision by a competent authority to recall (or that could result in a recall of) any product manufactured or sold by the other Party or its affiliates.

Section 5.14    Transition Services. Between the date hereof and the Closing, the Parties shall use their respective good faith commercially reasonable efforts to review, revise, update and supplement, where appropriate, the schedules to the Transition Services Agreement to (a) reflect the inclusion of the services set forth on Section 5.14 of the Seller Disclosure Letter, which shall in each case be provided by Seller to Purchaser for the periods set forth thereon at the cost principles specified in the form of Transition Services Agreement, and (b) make any other mutually agreed upon revisions and updates to the schedules to the Transition Services Agreement. As promptly as practicable after the date hereof, Seller shall use its reasonable best efforts to identify all third-party consents necessary to provide Services (as defined in the Transition Services Agreement) to Purchaser and its Affiliates pursuant to the Transition Services Agreement as set forth on the schedules referred to in the preceding sentence.

Section 5.15    Specified Agreements. Seller shall (a) use its reasonable best efforts to cause Sears Canada Inc., prior to the Closing, to waive, in form and substance reasonably acceptable to Seller and Purchaser, all exclusivity obligations set forth in the Trademark License Agreement between Sears, Roebuck and Co. and Sears Canada Inc. dated as of January 26, 1987, as amended, with respect to or relating to the use of the Acquired Business Intellectual Property in Canada or (b) reduce its equity interest, directly and indirectly, to below 10% of Sears Canada Inc.’s voting shares.

Section 5.16    Operation of Certain Websites. Purchaser and Seller hereby agree to the procedures set forth on Section 5.16 of the Seller Disclosure Letter with respect to the treatment and operation of the craftsman.com and craftsmanclub.com and related websites as set forth therein.

Section 5.17    Purchaser License. Seller hereby grants to Purchaser and its Affiliates, a fully-paid, worldwide, royalty-free, sublicensable, perpetual and irrevocable license, in connection with the Acquired Business, under any and all Intellectual Property set forth on Section 5.17 of the Purchaser Disclosure Letter, to make, have made, use, market, sell, offer to sell, import, export, distribute and otherwise dispose of any product or service without limitation.

Section 5.18    Certain Customer Relationship. Purchaser and Seller hereby agree to the procedures set forth on Section 5.18 of the Seller Disclosure Letter with respect to the customers and agreements set forth therein.

Section 5.19    Shared Business Contracts. (a) The Parties shall each (and shall cause their Affiliates to) cooperate in good faith prior to the Closing Date, and for a period of 120 days following the Closing Date, and each Party shall (and shall cause each of its Affiliates to) use its reasonable efforts, to identify any Contracts (other than any Contract with original equipment manufacturers or suppliers to the Business or any other businesses of Seller or its Affiliates) which relate (x) in part to the Acquired Business and (y) in part to businesses, business lines, operations, assets or undertakings of Seller or any of its Subsidiaries that do not relate to the Acquired Business, including any such Contract pursuant to which any Acquired Business Intellectual Property is, prior to the Closing Date, licensed from Seller or its Affiliates to a third party (any such Contract, excluding any Contract where the part related to the Acquired Business is de minimis, a “Shared Business Contract”) and (b) upon the written election of Purchaser with respect to any such Shared Business Contract, each of Seller and Purchaser shall (and shall cause each of its Affiliates to) use its reasonable best efforts to (i) (A) if practicable and if permitted by such Shared Business Contract, assign to Purchaser or one of its Affiliates the benefits and obligations under such portion of such Shared Business Contract as relates to the Acquired Business or (B) negotiate and agree to new or revised terms, or enter into a new Contract or Contracts, with the relevant counterparties to such Shared Business Contract, on terms substantially similar to those contained in such Shared Business Contract, in order for Purchaser and its Affiliates to receive such benefits under such Shared Business Contract as relate to the Acquired Business and (ii) if the Parties are not able to assign or cause the assignment of the applicable portion of such Shared Business Contract, or to enter into new or revised terms, or a new Contract, with respect to such Shared Business Contract, in accordance with the preceding clause (i), to enter into, without further consideration, an arrangement reasonably acceptable to Purchaser, intended to both (A) provide Purchaser with the benefit, from and after the Closing, of the part of such Shared Business Contract that relates to the Acquired Business in a manner to place Purchaser in a substantially similar position as if the applicable portion of such Shared Business Contract related to the Acquired Business had been assigned to Purchaser or one of its Affiliates and (B) cause Purchaser or its applicable Affiliate to bear all Liabilities arising out such applicable portion of such Shared Business Contract and relating to the period after the Closing as if an Assumed Liability hereunder. Notwithstanding the foregoing, in no event shall Seller or Purchaser (or any of their respective Affiliates) be obligated to pay any money (other than a de minimis amount) to any Person or to otherwise offer or grant other financial or other accommodations to any Person in connection with obtaining any assignment or new Contract.

ARTICLE VI

[RESERVED]

ARTICLE VII

TAX MATTERS

Section 7.1    Purchase Price Allocation. No later than 60 days after the Closing Date, Seller shall deliver to Purchaser a proposed allocation of the Purchase Price and any other items that are treated as additional consideration for Income Tax purposes among the Transferred Assets, determined in a manner consistent with the Code, including Section 1060 thereof, and the Treasury Regulations promulgated thereunder (“Seller’s Allocation”). If Purchaser disagrees with Seller’s Allocation, Purchaser shall, within 30 days after receipt of Seller’s Allocation, deliver to Seller a revised draft containing any changes that Purchaser proposes to be made to Seller’s

Allocation (“Purchaser’s Allocation”). If Purchaser delivers Purchaser’s Allocation during such period, Seller and Purchaser shall, during the 30 days following such delivery, work together in good faith to reach agreement on the disputed items or amounts. If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter submit for resolution the items remaining in dispute to the Accountant and shall instruct the Accountant to (i) make a determination regarding such dispute as promptly as practicable, and in any event within 30 days from the date of submission of such dispute to the Accountant pursuant to this Section 7.1 and (ii) deliver promptly thereafter a copy of its determination to Seller and Purchaser, together with a report setting forth each disputed item and the Accountant’s determination with respect thereto. The fees and expenses of the Accountant, with respect to its engagement under this Section 7.1, shall be borne 50% by Seller and 50% by Purchaser. The allocation, as prepared by Seller if no Purchaser’s Allocation has been timely delivered, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Accountant pursuant to this Section 7.1 shall be the “Allocation” and shall be conclusive and binding on all Parties (and their Affiliates). Seller and Purchaser shall cooperate in good faith to update the Allocation to reflect any adjustments to the Purchase Price and any other items that are treated as additional consideration for Income Tax purposes. Neither Seller nor Purchaser shall (and shall cause their respective Affiliates not to) take any position inconsistent with such Allocation on any Income Tax Return or in any Income Tax Proceeding, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of Law).

Section 7.2    Cooperation and Exchange of Information. Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund; (b) determining a liability for Taxes or a right to a refund of Taxes; (c) conducting any Tax Proceeding; or (d) determining an allocation of Taxes between a Pre-Closing Tax Period and Post-Closing Tax Period. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Notwithstanding anything to the contrary in this Agreement, in no event shall Seller or any of its Affiliates be required to provide any Person with any Income Tax Return or copy of any Income Tax Return of (x) Seller or any of its Affiliates or (y) a consolidated, combined, or unitary group that includes Seller or any of its Affiliates.

Section 7.3    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of Purchaser and Seller shall pay or cause to be paid, when due, and be responsible for, 50% of any sales, use, excise, transfer (including any indirect real estate transfer), documentary, stamp, value-added, goods and services or similar Taxes, together with all related fees, interest, penalties and additions thereto (“Transfer Taxes”), imposed on or payable with respect to the transactions pursuant to Article II. Purchaser and Seller shall jointly prepare and file any Tax Returns with respect thereto.

Section 7.4    FIRPTA Certificate. At the Closing, Seller shall deliver or cause to be delivered to Purchaser a non-foreign person affidavit, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, from each Business Seller stating that such Business Seller is not a “foreign person” as defined in Section 1445 of the Code.

Section 7.5    Survival. All rights and obligations under this Article VII shall survive the Closing Date and continue until 60 days after the expiration of all applicable statutes of limitation (including extensions thereof).

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1    Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the Closing shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a)    Regulatory Approvals. Any applicable waiting period under Regulatory Laws in the jurisdiction(s) listed on Section 8.1(a) of the Seller Disclosure Letter relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(b)    No Injunctions. No injunction or other Order (whether preliminary, temporary or permanent) issued by any court of competent jurisdiction preventing the consummation of the Transaction shall be in effect.

(c)    PBGC Consent. Sears Holdings Corporation, Seller, certain of their respective Affiliates and PBGC shall have entered into an amendment or waiver, in form and substance reasonably satisfactory to Seller, to that certain Pension Plan Protection and Forbearance Agreement, dated as of March 18, 2016, by and between Sears Holdings Corporation, Seller, certain of its Affiliates and PBGC (the “PBGC Agreement”), pursuant to which PBGC shall have, to the reasonable satisfaction of Purchaser, (x) consented to the consummation of the Transaction and (y) agreed not to take any Action, or impose any Liability, with respect to Purchaser and its Affiliates before, on or after the Closing in respect of the Transaction, any matters relating to the PBGC Agreement or any Liability of Seller or any of its ERISA Affiliates under Title IV of ERISA or Section 412 or Section 430 of the Code or Section 302 of ERISA whether arising before, on or after the Closing.

(d)    No Illegality. No Law shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal consummation of the Transaction.

Section 8.2    Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a)    Representations and Warranties. (i) The representation and warranty of Seller contained in Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), (ii) the Fundamental Representations of Seller shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date) and (iii) the representations and warranties of Seller set forth in this Agreement (other than those identified in clauses (i) and (ii)) shall be true and correct in all respects (without giving effect to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date); except, in the case of this clause (iii), where the failure of such representations or warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect.

(b)    Covenants and Agreements. The covenants and agreements of Seller to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c)    Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an executive officer of Seller, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3    Conditions to Seller’s Obligation to Close. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:

(a)    Representations and Warranties. (i) The Fundamental Representations of Purchaser shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date) and (ii) the representations and warranties of Purchaser set forth in this Agreement (other than those identified in clause (i)) shall be true and correct in all respects (without giving effect to any “material adverse effect,” “materiality” or similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date); except, in the case of this clause (ii), where the failure of such representations or warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to timely consummate the transactions contemplated by this Agreement.

(b)    Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c)    Officer’s Certificate. Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing (the date of any such termination, the “Termination Date”):

(a)    by the written agreement of Seller and Purchaser;

(b)    by either Seller or Purchaser, if:

(i)    the Closing shall not have occurred on or before September 30, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to perform or observe in any material respect any covenant, obligation or other agreement contained in this Agreement has been the primary cause of, or primarily resulted in, the failure of the transactions contemplated by this Agreement to occur on or before such date;

(ii)    the other of them shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants, obligations or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable, and (B) cannot be cured or, if capable of being cured, has not been cured prior to the earlier of (x) noon (New York time) on the Business Day prior to the Outside Date or (y) the date that is 60 days from the date that Purchaser or Seller, as applicable, is notified in accordance with this Agreement by the other of such breach or failure to perform; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party that shall have breached or failed to perform in any material respect any covenant, obligation or other agreement contained in this Agreement where such breach or failure to perform would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b) (and such Party shall not have cured such breach or failure so that such applicable condition would not fail); or

(iii)    any Law or Order permanently restrains, enjoins or prohibits or makes illegal the consummation of the transactions contemplated by this Agreement, and such Law or Order becomes effective (and final and nonappealable); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party that shall have breached or failed to perform in any material respect any covenant, obligation or other agreement contained in this Agreement where such breach or failure to perform would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable (and shall not have cured such breach or failure so that such applicable condition would not fail).

Section 9.2    Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party.

Section 9.3    Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party, except as set forth in Section 5.5, Section 5.6, this Section 9.3, or Article XI; provided, however, that no such termination shall relieve any Party hereto from liability for any fraud or willful breach of this Agreement or willful failure to perform its obligations under this Agreement; provided, further, that Section 5.5, Section 5.6, this Section 9.3, Article XI, and the Confidentiality Agreement shall survive any termination of this Agreement in accordance with their respective terms.

ARTICLE X

SURVIVAL AND INDEMNIFICATION

Section 10.1    Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of Seller and Purchaser contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive in full force and effect until the date that is 12 months after the Closing Date, at which time they shall terminate (and no claims in respect thereof shall be made for indemnification under Section 10.2(a)(i) or Section 10.3(a)(i) thereafter); provided that the Fundamental Representations shall survive until the expiration of the applicable statute of limitations. Covenants and agreements of Seller and Purchaser contained in or made pursuant to this Agreement that are to be performed at or prior to the Closing shall not survive the Closing Date (other than the covenants and agreements contained in Section 5.1, which shall survive until the date that is 12 months after the Closing Date), and the covenants and agreements that by their terms apply or are to be performed, in whole or in part, after the Closing Date, shall survive for the period provided in such covenants and agreements, if any, or until fully performed. Notwithstanding the foregoing two sentences, any claim for indemnification made under Section 10.2 or Section 10.3 within the time periods set forth in this Section 10.1 shall survive until such claim is finally and fully resolved.

Section 10.2    Indemnification by Seller. (a) Subject to the provisions of this Article X, if the Closing shall occur, Seller shall indemnify, defend and hold harmless Purchaser, its Affiliates, and each of their respective directors, officers and employees (collectively, the “Purchaser Indemnified Parties”), in each case against, and reimburse any Purchaser Indemnified Party for, all Losses that such Purchaser Indemnified Party may suffer or incur, or become subject to, as a result of: (i) the breach of any representations or warranties made by Seller contained in this Agreement, (ii) the breach or failure by Seller to perform, or cause to be performed, any of its covenants, obligations or other agreements (A) contained in this Agreement which are (in each case) to be performed after the Closing or (B) contained in Section 5.1, or, (iii) any Excluded Liabilities (including, without duplication, any Excluded Taxes) or (iv) the Transfer Taxes allocated to Seller under Section 7.3.

(b)    Notwithstanding any other provision to the contrary:

(i)    Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses: (A) to the extent the related Liabilities were reflected in or taken into account in the determination of Net Working Capital or otherwise reflected in the Final Closing Statement; (B) pursuant to Section 10.2(a)(i), unless and until such claim or series of related claims involves Losses in excess of $75,000 (the “De Minimis Amount”), and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under clause (C) of this Section 10.2(b)(i); and (C) pursuant to Section 10.2(a)(i) until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $7.75 million (the “Indemnity Deductible”), after which Seller shall be obligated only for Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) in excess of the Indemnity Deductible, but only if such Losses are otherwise indemnifiable hereunder; provided, however, that the limitations set forth in this Section 10.2(b)(i) shall not apply to indemnification for Losses arising out of or resulting from any breach of any Fundamental Representations of Seller;

(ii)    the cumulative indemnification obligations of Seller under Section 10.2(a)(i) shall in no event exceed $58.125 million (the “Indemnity Cap”); provided, however, that the Indemnity Cap shall not apply to indemnification for Losses arising out of or resulting from any breach of any Fundamental Representations of Seller; and

(iii)    the cumulative indemnification obligations of Seller under Section 10.2(a)(i) and Section 10.2(a)(ii)(B) shall in no event exceed $775 million.

Section 10.3    Indemnification by Purchaser. (a) Subject to the provisions of this Article X, if the Closing shall occur, Purchaser shall indemnify, defend and hold harmless, Seller, its Affiliates and each of their respective directors, officers and employees (collectively, the “Seller Indemnified Parties”) against, and reimburse any Seller Indemnified Party for, all Losses that such Seller Indemnified Party may suffer or incur, or become subject to, as a result of: (i) the breach of any representations or warranties made by Purchaser contained in this Agreement, (ii) the breach or failure by Purchaser to perform, or cause to be performed, any of its covenants, obligations or other agreements contained in this Agreement which are to be performed after the Closing, (iii) any Assumed Liabilities or (iv) the Transfer Taxes allocated to Purchaser under Section 7.3.

(b)    Notwithstanding any other provision to the contrary:

(i)    Purchaser shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i): (A) unless and until such claim or series of related claims involves Losses in excess of the De Minimis Amount, and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses under clause (B) of this Section 10.3(b)(i); and (B) until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) exceeds the Indemnity Deductible, after which Purchaser shall be obligated only for Seller Indemnified Parties’ Losses under Section 10.3(a)(i) in excess of the Indemnity Deductible, but only if such Losses are otherwise indemnifiable hereunder; provided, however, that the limitations set forth in this Section 10.3(b)(i) shall not apply to indemnification for Losses arising out of or resulting from any breach of any Fundamental Representations of Purchaser;

(ii)    the cumulative indemnification obligations of Purchaser under Section 10.3(a)(i) shall in no event exceed the Indemnity Cap; provided, however, that the Indemnity Cap shall not apply to indemnification for Losses arising out of or resulting from any breach of any Fundamental Representations of Purchaser.

Section 10.4    Indemnification Procedures. (a) Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party liable for such indemnification (the “Indemnifying Party”) in writing of any pending claim asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending claim asserted by a third party against the Indemnified Party, such claim being a “Third-Party Claim”); provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such representation, warranty, covenant or agreement, as applicable. Such written notice shall set forth, (A) the facts and circumstances giving rise to such claim for indemnification, to the extent then known by the Indemnified Party, including copies of all material written evidence thereof, (B) the nature of the Losses suffered or incurred or expected to be suffered or incurred, to the extent then known by the Indemnified Party, (C) a reference to the provisions of this Agreement in respect of which such Losses have been suffered or incurred or are expected to be suffered or incurred and (D) the amount of Losses actually suffered or incurred, to the extent then known by the Indemnified Party, and, to the extent the Losses have not yet been suffered or incurred, a good faith estimate, to the extent then reasonably estimable, of the amount of Losses that could reasonably be expected to be suffered or incurred.

(b)    Upon receipt of a notice of a Third-Party Claim from an Indemnified Party pursuant to Section 10.4(a), subject to the limitations set forth in this Section 10.4(b), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within 30 days of the receipt of notice of such Third-Party Claim, to assume and control the defense of, at its own expense and by its own counsel, any such Third-Party Claim and shall be entitled to assert any and all defenses available to the Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnifying Party shall not enter into any settlement agreement with respect to such Third-Party Claim without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), except that such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third-Party Claim to all Indemnified Parties affected by such Third-Party Claim, (ii) the settlement agreement does not contain any admission of fault or misconduct by the Indemnified Party or its Affiliates, (iii) the settlement does not involve any non-monetary relief and (iv) the settlement obligates the Indemnifying Party to pay the full amount of the Losses related to such Third-Party Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim if (A) the Third-Party Claim seeks an order, injunction or other equitable relief against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages (provided that if such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages), (B) in the event the Third-Party Claim were to be unfavorably decided or resolved, the Indemnified Party would be reasonably likely to be liable for Losses in excess of amounts required to be paid by the Indemnifying Party pursuant to this Article X or (C) the Indemnified Party shall have been advised by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual or potential conflict of interest. Notwithstanding an election to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such Action or proceeding, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (1) the Indemnified Party shall have been advised by counsel that an actual or potential conflict of interest makes representation by the same counsel or the counsel selected by the Indemnifying Party inappropriate or (2) the Indemnifying Party shall have authorized in writing the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense. In any event, the Indemnified Party and Indemnifying Party and their counsel shall cooperate, and shall cause their respective Affiliates to cooperate, with each other and their respective counsel in the defense of any Third-Party Claim subject to this Article X, including by providing reasonable access to books and records, personnel and witnesses as appropriate for the defense of any such Third-Party Claim, and shall keep the other Party and such other Persons reasonably informed of all developments relating to any such Third-Party Claims, and provide the other Party with copies of all relevant correspondence and documentation relating thereto. The Indemnified Party shall have the right at its own expense to participate in the defense of such asserted liability. If the Indemnifying Party receiving such notice of Third-Party Claim does not elect to defend such Third-Party Claim, the Indemnified Party shall have the right, at the Indemnifying Party’s expense, to defend such Third-Party Claim; provided, however, that the Indemnified Party shall not settle, compromise or discharge, or admit any liability with respect to, any such Third-Party Claim without the written consent of the Indemnifying Party, except that no such consent shall be required if such compromise or settlement is in respect of a proceeding that seeks an order, injunction or other equitable relief or relief for other than money damages.

(c)    Notwithstanding any of the foregoing, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (i) Seller or any of its Affiliates or (ii) a consolidated, combined, or unitary group that includes Seller or any of its Affiliates.

(d)    If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 10.2 or Section 10.3 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 10.5    Exclusive Remedies. Except for the Parties’ right to seek and obtain any equitable relief pursuant to Section 11.8 and other than in the case of intentional and actual fraud or willful breach, Seller and Purchaser acknowledge and agree that, following the Closing, the indemnification provisions of Section 10.2 and Section 10.3 shall be the sole and exclusive remedies of Seller and Purchaser (and each Seller Indemnified Party and Purchaser Indemnified Party), respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by another Party, or any failure by another Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other Party or otherwise relating to the Transaction prior to the Closing. Without limiting the generality of the foregoing, the Parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.6    Additional Indemnification Provisions.

(a)    With respect to each indemnification obligation contained in this Agreement or any other Transaction Document: (i) all Losses shall be net of any third-party insurance proceeds that have been actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification proceeds in respect of such Losses are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and the Indemnified Party shall use its good faith efforts to seek full recovery under all insurance provisions covering such Loss to the same extent as it would if such Loss were not subject to indemnification hereunder; provided that, the amount deemed to be recovered under insurance policies will be net of the deductible for such policies as well as any increase in the premium (and retro-premium adjustments) for such policies to the extent arising out of or in connection with such Losses; and (ii) in no event shall the Indemnifying Party have liability to the Indemnified Party for any Losses computed on (A) a multiple of earnings, book value or similar basis or (B) diminution in value, lost profits or consequential (except to the extent such diminution in value, lost profits or consequential damages are the reasonably foreseeable result of the applicable breach giving rise thereto), special, speculative, incidental, indirect or punitive damages or similar items, in each case, except to the extent such Losses are payable by the applicable Indemnified Party in connection with a Third-Party Claim.

(b)    For purposes of determining the amount of Losses subject to indemnification pursuant to Section 10.2(a)(i) and Section 10.3(a)(i), but not for purposes of determining whether the representations and warranties giving rise to such right to indemnification have been breached, such Losses shall be determined without regard to any “Material Adverse Effect,” “materiality” or similar qualifications contained therein or applicable thereto.

Section 10.7    Mitigation; Subrogation. Each of the Parties agrees, to the extent required by applicable Law, to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 11.2    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the laws of a different jurisdiction.

(b)    Each Party irrevocably submits to the jurisdiction of any New York state or federal court in any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such New York state or federal court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The

Parties further agree, to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)    EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.2. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.2 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.3    Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Schedules and Exhibits to this Agreement) together with the other Transaction Documents (a) constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to in this Agreement, and (b) except for Section 10.2 and Section 10.3, which are intended to benefit, and to be enforceable by, the Parties specified therein, are not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.4    Expenses; Payments. Except as otherwise set forth in this Agreement (including Section 5.3(d), Section 7.3), whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement. Except as set forth in Section 2.5 and Section 2.6(c), all payments under this Agreement shall be made in U.S. dollars without set-off and without any deduction or withholding for any Taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law, in which case any amounts so deducted or withheld and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made. Any payment required to be made under this Agreement that remains unpaid 30 days after the due date shall bear interest from the due date until received by the Party to which it is due at the rate of LIBOR plus 5.0% per annum.

Section 11.5    Notices. All notices, requests, demands, waivers and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service or three days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile or e-mail transmission and shall be directed to the address, facsimile number or e-mail address set forth below (or at such other address, facsimile number or e-mail address as such Party shall designate by like notice):

(a)    If to Seller, to:

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, IL 60179

Attention: General Counsel

Fax No.: (847) 286-2741

E-Mail: general.counsel@searshc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Scott K. Charles, Esq. and David M. Silk, Esq.

Fax No.: (212) 403-2000

E-Mail: skcharles@wlrk.com

              dmsilk@wlrk.com

(b)    If to Purchaser, to:

Stanley Black & Decker, Inc.

1000 Stanley Drive

New Britain, CT 06053

Attn: Bruce Beatt

         General Counsel and Secretary

Email: Bruce.Beatt@sbdinc.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attn: Robert I. Townsend, III and Thomas E. Dunn

Fax No.: 212-474-3700

Email: rtownsend@cravath.com

            tdunn@cravath.com

Section 11.6    Successors and Assigns; Purchaser Designees. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party will assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party, except that (a) Seller may assign its rights and obligations under this Agreement to an Affiliate of Seller and may assign its rights to payments under this Agreement to any third Person, (b) prior to the Closing, Purchaser may designate, upon written notice to Seller, one or more of its Affiliates to, at the Closing (i) acquire all or part of the Transferred Assets, (ii) assume all or part of the Assumed Liabilities or (iii) pay a designated portion of the Closing Payment (any such designee a “Purchaser Designee”); provided, however, that no such assignment or designation shall release Purchaser from any liability or obligation under this Agreement; provided, further, that, if either Party or its successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (B) transfers or conveys all or substantially all of its equity, properties or assets to any Person, then, in each case, such Party, as the case may be, shall cause proper provision to be made so that such successors, assigns or Person assume the obligations set forth in this Agreement of such Party, as applicable. Any attempted assignment in violation of this Section 11.6 shall be void.

Section 11.7    Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by each of the Parties. Each Party may, only by an instrument in writing, waive compliance by any other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by a Party of a breach of any term or provision of this Agreement by another Party shall not be construed as a waiver of any subsequent breach.

Section 11.8    Specific Performance. The Parties hereby acknowledge and agree that irreparable injury for which monetary damages, even if available, would not be an adequate remedy would occur if any Party fails to perform its agreements and covenants set forth hereunder, including its failure to take all actions necessary to consummate the Transactions, and any other transactions contemplated by this Agreement, in accordance with the terms of this Agreement, and that the Parties shall be entitled to specific performance in such event (in addition to any other remedy at Law or in equity).

Section 11.9    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10    No Admission. Nothing herein shall be deemed an admission by Seller or any of its respective Affiliates, in any action or proceeding by or on behalf of a third party, that such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

SEARS HOLDINGS CORPORATION

By:	/s/ Robert A. Riecker
Name: Robert A. Riecker
Title: Controller and Head of Capital Market Activities

STANLEY BLACK & DECKER, INC.

By:	/s/ Corbin B. Walburger
Name: Corbin B. Walburger
Title: Vice President, Business Development

[Signature Page to the Purchase and Sale Agreement]

Schedule A

Transferred Assets

The “Transferred Assets” consist of all of Seller’s and the other Business Sellers’ right, title and interest in and to the following assets, in each case free and clear of all Liens, other than Permitted Liens:

(a)    any and all Acquired Business Intellectual Property;

(b)    all finished product Inventory which bears the “Craftsman” brand and all other Inventory Relating to the Acquired Business, in each case which is owned by Seller or any other Business Seller and is, at the time of the Closing, held (i) by Seller or such Business Seller or one of its Affiliates at a location owned or controlled by Seller, such Business Seller or such Affiliate, or (ii) for the benefit of Seller or such Business Seller in a warehouse or other temporary Inventory storage location, or is in transit from such location, and in each case is for sale to a third party retailer or distributor other than Sears Holdings Corporation (or any of its Subsidiaries) or the SHO Group, in each case, other than Excluded Inventory (such Inventory, the “Acquired Inventory”);

(c)    any and all Contracts Relating to the Acquired Business, including any customer relationships thereunder or related thereto, in respect of customer relationships of the Acquired Business that relate to the Pre-Existing External Business (collectively, the “Assigned Customer Contracts”);

(d)    any Contract (other than any Contract with original equipment manufacturers or suppliers to the Business) pursuant to which any Acquired Business Intellectual Property is licensed to Seller or its Affiliates from a third party (collectively, the “Assigned IP Agreements” and, together with the Assigned Customer Contracts, the “Assigned Contracts”);

(e)    all trade receivables, whether current or non-current, and all other accounts receivable, in each case Relating to the Acquired Business and in respect of the Pre-Existing External Business (together, the “Business Accounts Receivable”);

(f)    all pre-paid expenses Relating to the Acquired Business and in respect of the Pre-Existing External Business to the extent reflected in the Net Working Capital (together, the “Acquired Prepaid Expenses”);

(g)    any promotional materials, vehicles, trailers, displays, media content and other equipment to the extent exclusively used by Seller and its Affiliates in connection with the expansion of the Acquired Business (the “Acquired Promotional Materials”);

(h)    to the extent transferable, any and all Permits Relating to the Acquired Business or relating to the other Transferred Assets;

(i)    copies of any and all books, records and other data Relating to the Acquired Business (but only to the extent relating to the relationship between the Acquired Business and the Pre-Existing External Customers, including non-retail customer lists and non-retail customer information, supplier lists, mailing lists, accounting records, documentation or records, catalogs and printed materials relating thereto to the extent available to Business Sellers other than (i) corporate minute books and income tax records of Business Sellers or any of their Affiliates, (ii) books and records to the extent relating to accounts that have terminated prior to the Closing and are no longer on the systems of Business Sellers or any of their Affiliates and (iii) Excluded Data;

(j)    any and all refunds or credits of Taxes imposed with respect to, arising out of or relating to the Transferred Assets, the Assumed Liabilities or the Acquired Business, in each case other than Excluded Taxes; and

(k)    without prejudice to the generality of the foregoing, the assets listed on Section A(k) of the Seller Disclosure Letter.

Schedule B

Excluded Assets

Notwithstanding anything to the contrary in this Agreement, all assets that are not set forth in Schedule A as Transferred Assets are expressly excluded from the asset transfers pursuant to this Agreement (collectively, the “Excluded Assets”), including:

(a)    any and all Contracts other than the Assigned Contracts (the “Retained Contracts”);

(b)    any Intellectual Property other than Acquired Business Intellectual Property;

(c)    any and all Excluded Inventory;

(d)    any and all Excluded Intellectual Property;

(e)    any and all Contracts under which products are supplied to the Business;

(f)    all owned real property, leased real property and other interests in real property;

(g)    any and all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, negotiable instruments, securities and brokerage accounts (whether Relating to the Acquired Business or otherwise);

(h)    all trade receivables, whether current or non-current, and all other accounts receivable, other than the Business Accounts Receivable;

(i)    the right to receive repayment of any and all loans and advances, if any, by Seller or any of the Business Sellers (or any of their Affiliates) to the Acquired Business;

(j)    any and all refunds or credits of or against Excluded Taxes;

(k)    Tax Returns and other books and records related to Taxes paid or payable by Seller or any of its Affiliates; provided, that Purchaser shall be permitted to receive, on request, one copy of any such Tax Returns that are non-Income Tax Returns to the extent relating to the Acquired Business;

(l)    any and all insurance policies and binders and interests in insurance pools and programs and self-insurance arrangements for all periods before, through and after the Closing, including any and all refunds and credits due or to become due thereunder, and any and all claims, rights to make claims and rights to proceeds on any such insurance policies for all periods before, through and after the Closing;

(m)    all rights of Seller and its Affiliates under this Agreement and the other Transaction Documents;

(n)    any promotional materials, vehicles, trailers, displays, media content and other equipment used by Seller and its Affiliates in connection with the Business, other than the Acquired Promotional Materials;

(o)    any and all other assets of Seller and its Affiliates not set forth in Schedule A as Transferred Assets, including any and all assets of Seller and its Affiliates that are not a part of the Acquired Business, including all other assets of the Business;

(p)    (i) any and all attorney-client privilege and attorney work-product protection of Seller and its Affiliates or associated with the Acquired Business as a result of legal counsel representing Seller or the Acquired Business in connection with the transactions contemplated by this Agreement or any of the Transaction Documents, (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this paragraph and (iii) all documents maintained by Seller and its Affiliates in connection with the transactions contemplated by this Agreement or any of the Transaction Documents; and

(q)    without prejudice to the generality of the foregoing, the assets listed on Section B(q) of the Seller Disclosure Letter.

Schedule C

Assumed Liabilities

The “Assumed Liabilities” consist of the following Liabilities of Seller and its Affiliates:

(a)    any and all Liabilities for Taxes imposed with respect to, arising out of or relating to the Transferred Assets, the Assumed Liabilities or the Acquired Business, in each case other than Excluded Taxes;

(b)    any and all Liabilities arising out of the Assigned Contracts after the Closing;

(c)    any co-op advertising accrual arising out of or relating to the operation of the Acquired Business to the extent reflected in the Net Working Capital (the “Assumed Advertising Accrual”);

(d)    Subject to Section 5.13, any and all Assumed Warranty Liabilities;

(e)    other than the Excluded Warranty Liabilities, any and all Liabilities with respect to any defects in, or non-compliance with respect to, the design or manufacture of any Inventory, sold or rendered by the Acquired Business after the Closing; and

(f)    any and all other Liabilities to the extent arising out of or resulting from the operation or conduct of the Acquired Business or Transferred Assets after the Closing.

Schedule D

Excluded Liabilities

Seller and its Affiliates shall retain, and Purchaser and its Affiliates shall not assume, any and all of the following Liabilities of Seller and its Affiliates (except to the extent that any such Liability is expressly an Assumed Liability) (collectively, the “Excluded Liabilities”):

(a)    Liabilities relating to any Excluded Assets;

(b)    all Liabilities of Seller, any of its Affiliates or the Business which involve indebtedness for borrowed money, including under debt instruments, loan documents, indentures, debentures or guarantees of the foregoing;

(c)    any trade payables, whether current or non-current, and all other pre-Closing accounts payable of the Business Sellers, other than the Assumed Advertising Accrual;

(d)    all Liabilities arising under or with respect to any intercompany accounts (including intercompany indebtedness) or intercompany arrangements, understandings or Contracts, in each case between Seller and/or any of their Affiliates relating to the Business;

(e)    any and all Excluded Warranty Liabilities;

(f)    any and all Liabilities with respect to any defects in, or non-compliance with respect to, the design or manufacture of any Inventory, sold or rendered by the Acquired Business prior to the Closing;

(g)    any and all Liabilities for Taxes (i) of Sellers or any of its Affiliates for any period (but not including any non-Income Taxes imposed with respect to, arising out of, or relating to the Business, the Transferred Assets or the Assumed Liabilities for any Post-Closing Tax Period) or (ii) imposed with respect to, arising out of or relating to the Transferred Assets, the Assumed Liabilities or the Acquired Business, in each case, for any Pre-Closing Tax Period; provided, that, for purposes of this Agreement, in the case of any Taxes that are imposed with respect to a Straddle Period, (i) real, personal or ad valorem property Taxes and annual franchise Taxes based on authorized shares or similar Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Taxes described in clause (i), above) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period (and the taxable period of any applicable controlled foreign corporation, partnership or other “flow-through” entity) ended on and included the Closing Date (all Taxes described in this clause (f), “Excluded Taxes”);

(h)    all Liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other similar expenses incurred by Seller or any of its Affiliates in connection with the negotiation and preparation of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby;

(i)    all Liabilities to the extent relating to or under (x) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) or any other compensation or benefit plan or arrangement sponsored, maintained or entered into or required to be sponsored, maintained or entered into by Seller or any ERISA Affiliate (including any Liability under Title IV of ERISA) or (y) the employment or service (or termination of employment or service) of any current or former employee or other individual service provider of the Business, in each case under clauses (x) and (y), whether arising before, on or after the Closing;

(j)    any and all other Liabilities to the extent arising out of or resulting from (i) the operation or conduct of the Business, the Transferred Assets or the Excluded Assets prior to the Closing and (ii) the operation or conduct of the Business (other than the Acquired Business) or the Excluded Assets after the Closing; and

(k)    without prejudice to the generality of the foregoing, all other Liabilities identified on Section D(j) of the Seller Disclosure Letter.